SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2006
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated March 15, 2006.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Report with respect to the results of operations of the Registrant for the year ended December 31, 2005.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's consolidated audited financial statements for the year ended December 31, 2005.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ELBIT SYSTEMS LTD.
                                           (Registrant)


                                           By: /s/ Ilan Pacholder
                                               ---------------------------------
                                           Name:   Ilan Pacholder
                                           Title:  Corporate Secretary

Dated:  March 15, 2006

                                  EXHIBIT INDEX
                                  -------------


    Exhibit No.            Description
    -----------            -----------

    1.                     Press release dated March 15, 2006

    2.                     Management's Report.

    3.                     Financial Statements

                                    EXHIBIT 1

                                                               EARNINGS RELEASE

                      ELBIT SYSTEMS REPORTS FOURTH QUARTER
                         AND FULL YEAR RESULTS FOR 2005

             RECORD REVENUES, ORDER BACKLOG AND OPERATING CASH FLOW

              o 55% INCREASE IN BACKLOG OF ORDERS TO $3.35 BILLION
       o 13.8% INCREASE IN ANNUAL CONSOLIDATED REVENUES TO $1.07 BILLION
                    o $187.6 MILLION IN OPERATING CASH FLOW


HAIFA,  ISRAEL,  MARCH 15, 2005 - ELBIT  SYSTEMS LTD. (THE  "COMPANY")  (NASDAQ:
ESLT), the international defense electronics company, today reported its consolidated results for the fourth quarter and year-ended December 31, 2005.

THE COMPANY'S BACKLOG OF ORDERS AS OF DECEMBER 31, 2005 reached $3.35 billion, as compared to $2.15 billion at the end of 2004. 72% of the backlog relates to orders outside of Israel. Approximately 65% of the Company's backlog as of December 31, 2005 is scheduled to be performed during 2006 and 2007.

CONSOLIDATED REVENUES FOR THE YEAR ENDED DECEMBER 31, 2005 increased by 13.8% to $1,070 million, as compared to $940 million in 2004.

CONSOLIDATED REVENUES FOR THE FOURTH QUARTER OF 2004 increased by 18.8% to $321.8 million, as compared to $270.8 million in the corresponding quarter of 2004.

IMPACT ON 2005 RESULTS. As previously reported, the Company's 2005 financial results were expected to be effected by the acquisition of 40% of the shares of Tadiran Communications Ltd. ("Tadiran"), which were purchased in several stages in the fourth quarter of 2004 and during 2005, and by the purchase of 70% of the shares of Elisra Electronic Systems Ltd. ("Elisra") in the fourth quarter of 2005. As a result of the above purchases the Company recorded one-time In-Process R&D ("IPR&D") and one-time write-offs related to the acquisitions. The effects of the Tadiran transactions are recorded as part of the Company's earnings from affiliated companies in its income statement. In addition, the Company's net earnings were affected by $5.4 million of value impairment recorded with respect to its holdings in ImageSat International N.V. ("ISI"), which is included in the Company's other expenses.

REPORTED CONSOLIDATED NET EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2005 were $32.5 million, as compared to $51.9 million in 2004. Reported diluted earnings per share ("EPS") in 2005 were $0.78, as compared to $1.26 in 2004.

Excluding one-time IPR&D and other one-time expenses and write-offs related to the purchase of the Tadiran and Elisra shares, the Company's net income in 2005 was $51.1 million, and the diluted EPS was $1.23, as compared to net income of $52.9 million and diluted EPS of $1.29 in 2004.

REPORTED CONSOLIDATED NET LOSS FOR THE FOURTH QUARTER OF 2005 was $5.7 million, as compared to net income of $13 million in the same period of 2004. Reported diluted EPS for the fourth quarter of 2005 was $(0.14), as compared to $0.31 for the fourth quarter of 2004.

Excluding one-time IPR&D and other one-time expenses and write-offs related to the purchase of the Tadiran and Elisra shares, the Company's net income in the fourth quarter of 2005 was $7.6 million, and the diluted EPS was $0.18.

GROSS PROFIT FOR THE YEAR ENDED DECEMBER 31, 2005 was $279.8 million, as compared to gross profit of $250.3 million in 2004, and the gross profit margin in 2005 was 26.1%, as compared to 26.6% in 2004.

Excluding one-time restructuring expenses related to the purchase of Elisra, the Company's gross profit in 2005 was $283.3 million, and the gross profit margin was 26.5%.

GROSS PROFIT FOR THE FOURTH QUARTER OF 2005 was $78.5 million, as compared to gross profit of $72.6 million in the fourth quarter of 2004, and the gross profit margin in the fourth quarter of 2005 was 24.4%, as compared to 26.8% in the fourth quarter of 2004.

Excluding one-time restructuring expenses related to the purchase of Elisra, the Company's gross profit in the fourth quarter of 2005 was $81.9 million, and the gross profit margin was 25.5%.

OPERATING CASH FLOW produced by the Company in 2005 was $187.6 million, as compared to $81.5 in 2004.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "2005 was a very significant year for the Elbit Systems Group, both operationally and strategically. Operationally we achieved unprecedented growth in revenues, backlog of orders and cash flow. On the strategic level we completed the acquisitions of controlling interests in both Elisra and Tadiran Communications, creating the largest defense group in Israel. These important complementary additions to our Group enable us to expand even further our portfolio of advanced defense electronics systems and solutions for our customers worldwide, enhancing our competitive position in the international market. The process of implementing the new synergies within the Group companies has already begun, and we believe both acquisitions will be accretive. We intend to continue to invest in the development of new technologies and markets and to execute our long-term plan of profitable organic growth, while pursuing our acquisition strategy in Israel and globally."

The Board of Directors has declared a dividend of $0.14 per share for the fourth quarter of 2005. The dividend will be paid on April 10, 2006, net of taxes and levies, at the rate of 22.1%. The record date of the dividend is March 28, 2006.

CONFERENCE CALL

The Company will be hosting a conference call on Wednesday, March 15, at 10.00am EST.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                       US DIAL-IN NUMBERS: 1 866 744 5399
                        UK DIAL-IN NUMBER: 0 800 917 5108
                       ISRAEL DIAL-IN NUMBER: 03 918 0609
                  INTERNATIONAL DIAL-IN NUMBER: +972 3 918 0609

                                       AT:
                          10:00AM EASTERN STANDARD TIME
                          7:00AM PACIFIC STANDARD TIME

                           3:00PM GREENWICH MEAN TIME
                               5:00PM ISRAEL TIME

This   call   will  be   broadcast   live  on   Elbit   Systems'   web-site   at
HTTP://WWW.ELBITSYSTEMS.COM. An online replay will be available from 24 hours after the call ends, and will be available online for 30 days.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in number is either: 1 888 269 0005 (US) 0 800 917 4256 (UK) or +972 3 925 5945 (Israel and
International).





ABOUT ELBIT SYSTEMS LTD.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

COMPANY CONTACT:                                     IR CONTACT:

Ilan Pacholder                                       Ehud Helft / Kenny Green
V.P. Finance & Capital Markets
Corporate Secretary
Elbit Systems Ltd.                                   Gelbart Kahana
Tel:  +972-4 831-6632                                Tel: 1-866-704-6710
Fax: +972-4 831-6659                                 Fax: + 972 - 3 - 607 - 4711
E-mail: pacholder@elbit.co.il                        E-mail: KENNY@GK-BIZ.COM
                                                     E-mail: EHUD@GK-BIZ.COM

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                          (FINANCIAL TABLES TO FOLLOW)

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           (In thousand of US Dollars)


                                                      December 31   December 31
                                                         2005          2004*
                                                      -----------   -----------
                                                        Audited       Audited

         ASSETS
         ------

         Current Assets:

         Cash and short term deposits                    94,629        34,847
         Trade receivable and others                    416,067       266,610
         Inventories, net of advances                   328,428       248,041
                                                      -----------   -----------
         Total current assets                           839,124       549,498

         Affiliated Companies & other Investments       201,339        59,618
         Long-term receivables & others                 151,557        85,100
         Fixed Assets, net                              284,997       244,288
         Other assets, net                              142,728        95,987
                                                      -----------   -----------
                                                      1,619,745     1,034,491
                                                      ===========   ===========

         LIABILITIES AND SHAREHOLDER'S EQUITY
         ------------------------------------

         Current liabilities                            612,168       376,157
         Long-term liabilities                          543,893       221,810
         Minority Interest                               12,907         4,340
         Shareholder's equity                           450,777       432,184
                                                      -----------   -----------
                                                      1,619,745     1,034,491
                                                      ===========   ===========


      * Adjusted due to the Tadiran share purchase transaction

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
            (In thousand of US Dollars, except for per share amounts)

                                                                 For the Year Ended              Three Months Ended
                                                                    December 31                     December 31
                                                            -------------------------         -----------------------
                                                              2005             2004*            2005           2004*
                                                            ---------       ---------         ---------      --------
                                                                       Audited                       Unaudited
         Revenues                                           1,069,876         939,925         321,760         270,775
         Cost of revenues                                     786,616         689,826         239,836         198,198
         Restructuirng expenses                                 3,488               -           3,488               -
                                                            ---------       ---------         ---------      --------
           Gross Profit                                       279,772         250,299          78,446          72,577

         Research and development, net                         71,903          66,846          18,460          23,277
         Marketing and selling                                 78,648          69,912          23,953          19,190
         General and administrative                            54,417          47,832          16,155          12,876
         IPR&D write-off                                        7,490               -           7,490               -
                                                            ---------       ---------         ---------      --------
         Total operating expenses                             212,458         184,590          66,058          55,343
                                                            ---------       ---------         ---------      --------

         Operating income                                      67,314          65,709          12,388          17,234

         Financial expenses, net                              (11,472)         (5,852)         (5,199)         (2,974)
         Other income (expenses), net                          (5,326)            770          (5,134)            831
                                                            ---------       ---------         ---------      --------
           Income before income taxes                          50,516          60,627           2,055          15,091
         Provisions for income taxes                           16,335          15,219           4,046           3,507
                                                            ---------       ---------         ---------      --------
                                                               34,181          45,408          (1,991)         11,584

         Equity in net earnings (losses) of affiliated
            companies and partnership **                       (1,636)          6,645          (2,974)          2,059

         Minority rights                                          (58)           (180)           (710)           (639)
                                                            ---------       ---------         ---------      --------
           Net income                                          32,487          51,873          (5,675)         13,005
                                                           ==========       ==========        =========      ========

         Earnings per share
         Basic net earnings per share                            0.80            1.30           (0.14)           0.32
                                                           ==========       ==========        =========      ========
         Diluted net earnings per share                          0.78            1.26           (0.14)           0.31
                                                           ==========       ==========        =========      ========


*  Adjusted  due to the Tadiran  share  purchase  transaction
** Includes  IPR&D write-off of $8,500 in 2005

                                   EXHIBIT 2


                               ELBIT SYSTEMS LTD.
                               MANAGEMENT'S REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 2005

         THIS REPORT SHOULD BE READ TOGETHER WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES OF ELBIT SYSTEMS LTD. ("ELBIT SYSTEMS" AND TOGETHER WITH ITS SUBSIDIARIES, THE "COMPANY" OR THE "GROUP") FOR THE YEAR ENDED DECEMBER 31, 2005 AND THE COMPANY'S FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004, FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") AND WITH THE ISRAELI SECURITIES AUTHORITY.

         FORWARD LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN THIS DOCUMENT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS.

A.       EXECUTIVE OVERVIEW
         ------------------

         BUSINESS DESCRIPTION
         --------------------

         Elbit Systems and its subsidiaries (the "Group") operate in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C(4)ISR"), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

         The Group provides support services for the platforms it upgrades as well as the systems and products it supplies. In addition, the Group provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Group often cooperates with industries in Israel and in various other countries.

         The Group  tailors  and adapts its  technologies,  integration  skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Group provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

         The Group operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

         FINANCIAL HIGHLIGHTS
         --------------------

         The Company's revenues increased by 13.8% and reached $1,070 million in 2005, as compared to $940 million in 2004.

         Net earnings in 2005 were $32.5 million and the diluted earnings per share were $0.78, as compared to $51.9 million and $1.26, respectively in 2004.

         Excluding a one-time In Process Research and Development ("IPR&D") write-off of $8.5 million related to the acquisition of Tadiran Communications Ltd.'s shares and a one-time IPR&D and other write-offs in the amount of $10.1 million related to the acquisition of Elisra Electronic Systems Ltd.'s ("Elisra") shares, net earnings in 2005 were $51.1 million, and the diluted EPS was $1.23, as compared to $52.9 million and an a diluted EPS of $1.29 in 2004.

         The Company's results also reflect a write-off of $5.4 million in the fourth quarter of 2005, due to value impairment in its holdings in ImageSat International N.V. (see "Other Expenses (Net)" below).

         The Company's backlog as of December 31, 2005 reached $3.35 billion, as compared to $2.15 billion as of December 31, 2004, an increase of 55%.

         The Company's cash flow generated from operations in the year ended December 31, 2005 was $187.6 million, as compared to $81.5 million in the year ended December 31, 2004.

         The Board of Directors declared a dividend of $0.14 per share for the last quarter of 2005.

B.       MARKET TRENDS
         -------------

         Trends in the defense electronics and homeland security markets in which the Company operates have been impacted by the nature of recent conflicts and terrorism activities throughout the world. Lessons learned in Operation Iraqi Freedom, Afghanistan and various terrorist actions worldwide have increased the focus of defense forces on low intensity conflicts and homeland security.

         In the defense electronics market, there is an increasing demand for products and systems in the areas of C(4)ISR. Accordingly, while the Company continues to perform platform upgrades, more emphasis is being placed on C(4)ISR, including information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAV's, space and satellite based defense capabilities and homeland security systems.

         The Company believes that its core technologies and abilities will enable it to take advantage of many of these emerging trends, as well as to continue to participate in the "Current Force" legacy operations of its customers.

         In recent years consolidations in the defense industry have affected competition. This has decreased the number but increased the relative size and resources of the Company's competitors. The Company adapts to evolving market conditions by adjusting its business strategy to changing defense market conditions. It also anticipates continued competition in defense markets due to declining defense budgets in some countries.

         The Company believes in its ability to compete on the basis of its systems development and technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and in the same time enhancing the industrial capabilities at these countries.

C.       BACKLOG OF ORDERS
         -----------------

         The Company's backlog of orders as of December 31, 2005 reached $3,347 million (including $340 million in backlog related to Elisra that was acquired in the fourth quarter of 2005), of which 72% were for orders outside Israel. The Company's backlog as of December 31, 2004 was $2,154 million, of which 66% were for orders outside Israel.

         Approximately 65% of the Company's backlog as of December 31, 2005 is scheduled to be performed during 2006 and 2007. The majority of the 35% balance is scheduled to be performed in 2008 and 2009.

D.       OPERATING SUBSIDIARIES AND AFFILIATED ENTITIES
         ----------------------------------------------

         o Elbit Systems Electro-Optics Industries El-Op Ltd. ("El-Op") - a wholly-owned subsidiary based in Israel, is engaged in the area of advanced electro-optical products and systems for military and civilian use. El-Op's business areas include thermal imaging products, lasers, IMINT solutions, head-up displays, integrated sights for ground forces, space and airborne reconnaissance systems and electro-optical homeland security and defense security systems.

         o Elbit Systems of America ("ESA") - is the headquarters for the U.S. operations of the Group and includes the following companies:

                  o EFW Inc. ("EFW"), a wholly-owned subsidiary based in Fort Worth, Texas, provides combat-proven design, development, production and life-cycle support of mission critical systems for U.S. and allied military tactical platforms.

                  o Kollsman, Inc. ("Kollsman"), a wholly-owned subsidiary located in Merrimack, New Hampshire, is a supplier of avionic equipment, electro-optic systems and subsystems, vision based solutions and surveillance systems to the commercial aviation, defense and homeland security markets.

                  o International Enterprises, Inc. ("IEI"), a wholly-owned subsidiary based in Talladega, Alabama, provides depot level repair, manufacturing and logistics support for military electronic systems and components.

                  o Vision Systems International LLC ("VSI"), a 50% joint venture with Rockwell Collins, located in San Jose, California, is a supplier of helmet mounted cueing systems for fixed-wing, tactical fighter aircraft.

         o Cyclone Aviation Products Ltd. ("Cyclone") - a wholly-owned subsidiary based in Israel, is engaged in the production of structural components and parts for leading aerospace companies. Cyclone also performs maintenance, repair and customized upgrading of light airplanes and helicopters.

         o Silver Arrow LP - a wholly-owned limited partnership based in Israel, is engaged in UAV systems development, production and support and produces a full range of UAV systems for tactical use.

         o Ortek Ltd. ("Ortek") - a wholly-owned subsidiary based in Israel, is engaged in the development and production of optical security systems and products and performs a range of projects for homeland security and defense applications.

         o European subsidiary - a wholly-owned subsidiary based in Belgium, is involved mainly in development, manufacturing and support of electro-optical products for defense and space markets.

         o Elisra - in which Elbit Systems owns a 70% interest, is comprised of Elisra Electronic Systems Ltd. ("Elisra"), a privately held Israeli company, and Elisra's two wholly-owned Israeli subsidiaries - Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. Elisra specializes in the design, manufacture, integration and support of advanced defense solutions and its main business areas include EW suites, airborne warning systems, ELINT systems, artillery C4I systems and data links for UAVs and guided munitions.

         o Kinetics Ltd. ("Kinetics") - a 51%-owned subsidiary based in Israel, is involved mainly in the development and production of systems and components for combat vehicles.

         o Semi-Conductor Devices ("SCD") - an Israeli affiliated partnership held in equal part by each of the Company and Rafael Armaments Development Authority Ltd. ("Rafael"), is engaged in the development and production of infrared detectors and laser diodes.

         o Opgal Optronic Industries Ltd. ("Opgal") - an Israeli affiliated company, owned 50.1% by the Company and 49.9% by Galram Technologies Ltd., a wholly-owned subsidiary of Rafael, is engaged mainly in the area of thermal imaging systems for commercial applications.

         o Tadiran Communications Ltd. ("Tadiran") - a publicly-traded Israeli company in which Elbit Systems holds an approximately 40% interest, is engaged in the worldwide market for military communications systems and equipment and is also active in the civilian communications market.

         The Company has holdings, directly and indirectly, in several relatively small companies in various countries. These companies are engaged mainly in the manufacturing, marketing and servicing of defense avionics and electronics as well as defense related software.

         The Company also has holdings, directly and indirectly, in several non-defense technologies spin-off companies whose activities are usually based on technologies that were developed by the Group. The spin-off companies are involved primarily in the areas of medical equipment and space satellites.

         The Company evaluates investments in affiliates, partnerships and other companies, and when relevant factors indicate other than temporary decline in the fair value of the investments below their carrying value, the Company adjusts the investment to the estimated fair value. The value of these companies is subject to ongoing changes resulting from their business conditions.

E.       RECENT EVENTS
         -------------

         o On December 4, 2005, the Company announced that it signed an approximately (euro)57 million contract for a helicopter upgrade program with the Bulgarian Ministry of Defense. This program was the subject of previous announcements by the Company on December 21, 2004 and March 10, 2005.

         o        On  December  12,  2005,  the Company  reported  that its U.S.
                  subsidiary Kollsman, was awarded initial orders in the amount of $33.6 million to provide high performance Thermal Binocular System Long Range Thermal Imagers (LRTI) for the U.S. Marine Corps. Under the indefinite delivery / indefinite quantity
                  (IDIQ) contract the U.S. Government may purchase up to 5,000 LRTI's as well as spare parts, contractor maintenance and training items over a five-year period. Therefore, there is the potential for up to $250 million in additional orders to Kollsman.

         o        On  December  18,  2005,   the  Company   announced  that  its
                  subsidiary El-Op was selected by the Korean Air Force to supply Real Time EO/IR Long Range Oblique Imagery Systems for the ROKAF's F-16 Aircraft. The contract, valued at approximately $50 million, will be performed over a multi-year period.

         o On January 2, 2006, the Company reported that its 70%-owned subsidiary, Elisra completed the finalization process of a contract valued at approximately $80 million to supply full electronic warfare (EW) suites for fighter aircraft to an international customer. The contract will be performed over a three-year period.

         o On January 4, 2006, the Company reported that its 40%-owned subsidiary, Tadiran announced that it expected to post a $10 million to $15 million net loss for the fourth quarter of
                  2005, resulted mainly from the loss of approximately $20 million in planned revenues due to a seven-week strike that ended on December 28, 2005, and to a one-time write-off that is expected to be recognized in connection with the anticipated early retirement of approximately 50 employees, as part of Tadiran's recently signed collective bargaining agreement.

         o On February 2, 2006, the Company reported that it was selected to supply Unmanned Turrets systems for the Belgian Armored Infantry Vehicle Program in co-operation between the Company and the Swiss company Mowag, a part of the General Dynamics European Land Combat Systems Group. The anticipated contract value for the Company's portion of the Program amount is expected to be material to the Company. Deliveries are expected to take place between 2007 - 2012.

         o On February 13, 2006, the Company announced that it expects to record in the fourth quarter of 2005 an estimated $20 million to $25 million in costs, which is related to its acquisition of a 70% interest in Elisra, the purchase of an additional 13% interest in Tadiran, the impact of certain developments that occurred in Tadiran during the fourth quarter of 2005 and value impairment in connection with companies in which the Company holds a minority interest.

F.       CRITICAL ACCOUNTING POLICIES AND ESTIMATES
         ------------------------------------------

         The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2005.

         The Company's results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States ("U.S. GAAP"). The preparation of the consolidated financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in critical accounting policies could materially impact the Company's operating results and financial condition.

         The most critical accounting policy applicable to the Company relates to revenue recognition as described below.

         The Company generates revenues from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products.

         Revenues from long-term contracts are recognized based on Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1") according to which revenues are recognized on the percentage-of-completion basis.

         Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

         Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage-of-completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues.

         Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded on a percentage-of-completion basis, using the cost-to-cost method and units-of-delivery method as applicable. In certain circumstances, when measuring progress toward completion under the development portion of the contract, the Company considers other factors, such as achievement of performance milestones.

         The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

         Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

         Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance.

         The Group believes that the use of the percentage-of-completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

         In cases where the contract involves the delivery of products and performance of services, the Group follows the guidelines specified in EITF 00-21, "Revenue Arrangements with Multiple Deliverables" in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services accounted for under SAB 104. The services are recognized throughout the service period.

         In certain circumstances, sales under short-term fixed-price production type contracts are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), and recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

         As for research and development costs accounted for as contract costs refer to Note 2(T) to the Company's audited consolidated financial statements for the year ended December 31, 2005.

G.       IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED ASSETS
         --------------------------------------------------

         Consistent with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized and is tested at least annually for impairment. According to SFAS 142, an impairment loss will be recognized when the carrying value of the goodwill is not recoverable and exceeds its fair value.

         The methods commonly used to value a closely held company are the Income, Market and Cost approaches. The Company's reported units fair market value was estimated using two valuation methodologies: the Income Approach and the Market Approach.

         As of December 31, 2005, the Company's goodwill amounted to $64 million. The Company tested its goodwill as of December 31, 2005 and concluded that no assessment of impairment loss was necessary.

         Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. As of December 31, 2005, the Company's long-lived assets amounted to $363.8 million, including $78.8 million in intangible assets, and the Company concluded that no impairment loss was necessary.

         Should future impairment tests made by the Company determine that impairment has occurred in the value of the Company's goodwill or long-lived assets, such impairment may have a material effect on the financial results of the Company in the period in which the impairment is determined. See also "Other Expenses (Net)" below.

H.       SARBANES-OXLEY ACT
         ------------------

         According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, the Company is required to include in its annual report for the fiscal year ending December 31, 2006 an assessment, as of the end of the fiscal year, of the effectiveness of its internal controls over financial reporting.

         During 2004 and 2005, the Company took steps to assure compliance of its documentation and internal controls over financial reporting with the guidelines stipulated in the Sarbanes-Oxley Act. The Company plans to continue with these steps during 2006.

I.       NEW ACCOUNTING STANDARDS
         ------------------------

         The significant accounting policies applied in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements except as indicated below:

         o        On  December  2004,  the FASB  issued the revised FAS No. 123,
                  "Share-Based Payment" ("FAS 123(R)"), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for: (a) equity instruments of the Company; or (b) liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB 25, "Accounting for Stock Issued to Employees", and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the SEC delayed effectiveness for companies with fiscal years ending December 31, (such as the Company) to January 1, 2006. This Statement applies to all awards granted or modified after the Statement's effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement's effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards' grant-date fair value as previously calculated for the pro-forma disclosure under SFAS 123. In March 2005, the SEC released SEC Staff Accounting Bulletin No.107 (SAB 107), "Share-Based Payment"
                  (SAB 107"). SAB 107 provides the SEC staff's position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies.



         o In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("FAS 154"), "Accounting Changes and Error Corrections" - a replacement of APB No. 20, Accounting Changes" and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company estimates that the adoption of FAS 154 will not have a significant impact on its results of operations, financial condition and cash flows.

         o In June 2005, the Emerging Issues Task Force ("EITF") released Issue No. 04-5 "Determining Whether a General Partner, or the General Partner as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-5"). EITF 04-5 provides guidance in determining whether a general partner controls a limited partnership and therefore should consolidate the limited partnership. EITF 04-5 states that the general partner in a limited partnership is presumed to control that limited partnership and that the presumption may be overcome if the limited partners have either (1) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partner without cause or (2) substantive participating rights. The effective date for applying the guidance in EITF 04-5 was
                  (1) June 29, 2005 for all new limited partnerships and existing limited partnerships for which the partnership agreement was modified after that date and (2) no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005, for all other limited partnerships. Implementation of EITF 04-5 did not have a material impact on the Company's financial position in fiscal 2005.

         o In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP FAS 115-1 has not had a material impact on the Company's financial position or results of operations.

J.       OFF BALANCE SHEET AND OTHER LONG-TERM ARRANGEMENTS AND COMMITMENTS
         ------------------------------------------------------------------

         o The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Government of Israel Chief Scientist Office ("OCS") for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

                  In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The obligation to pay these royalties is contingent on actual sales of the products.

                  The Company and some of its subsidiaries may also be obligated to pay certain amounts to the Israeli Ministry of Defense ("IMOD") and others on certain sales including sales resulting from the development of some of the technologies developed with their participation.

         o In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at specified percentages (typically up to 100%) of the amount of the specific contract. The companies' obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2005 amounted to $666 million to be performed over a period of up to 10 years. In the opinion of the Company's Management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis.

         o The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2005 as follows: $13.1 million for 2006, $10.2 million for 2007, $8.6 million for 2008, $8.0 million for 2009 and 17.6 million for 2010 and thereafter.

         O In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2005, the Company and its subsidiaries, except Elisra, were in compliance with all covenants.

                  As at December  31,  2005,  Elisra did not comply with some of its financial covenants. Nonetheless, subsequent to the balance sheet date, a letter was received from one of the banks, waving its demand for repayment of the loan for a period of 15 months from the balance sheet date. In addition, a letter was also received from the other bank that retroactively updates the financial covenants as at December 31, 2005 (based on the actual ratios at that time) and also provides updated financial covenants for the coming years. The bank will examine these updated financial covenants on December 31, 2006, and in Management's estimation Elisra will comply with those covenants at that date. Accordingly, loans, in the amount of $10 million, are classified as long-term loans.

         o As of December 31, 2005, guarantees in the amount of approximately $667,000 were issued by banks on behalf of Group companies in order to secure certain advances from customers and performance bonds.

K.       ACQUISITIONS DURING 2005
         ------------------------

         o During the last quarter of 2004 and during 2005, the Company purchased from Koor Industries Ltd. ("Koor") and in the market approximately 40% of the shares of Tadiran for approximately $172 million in cash, and the Company has become Tadiran's controlling shareholder.

                  The excess of the amount paid for Tadiran's shares acquired during 2004 and 2005 over their book value is approximately $120 million. Based on a purchase price allocation analysis ("PPA") performed by an independent advisor, this excess, net of taxes, was attributed as follows:

                                                             $M     Expected useful lives
                                                             --     ---------------------

              In Process R&D ("IPR&D")                      9.5     immediate write-off
              Inventory                                     2.8     up to 2 quarters
              Other assets or liabilities                   0.7     5 years
              Brand name                                    7.5     15 years
              Customer base and backlog                    37.7     2-12 years
              Technology                                   22.3     10 years
              Goodwill                                     39.6     indefinite - subject to annual impairment test
                                                      ----------
                                                          120.1
                                                      ==========


              The effect of the above transaction on the Company's 2005 results, which were reflected as part of the Company's equity in net earnings of affiliated companies, was as follows:

                                                                        $M

              IPR&D write-off                                           (8.5)
              Inventory amortization                                    (2.0)
              Other tangible and intangible assets amortization         (4.4)
                                                                  ------------
                                                                       (14.9)
                                                                  ============

              Company's portion in Tadiran's results
                 (according to U.S. GAAP)                                3.8
                                                                  ------------
              Net effect                                               (11.1)
                                                                  ============

         o On November 30, 2005, the Company announced the completion of the purchase of the shares of Koor in Elisra for approximately $68.8 million in cash. Following the completion of the transaction, the Company owns 70% of Elisra and Elisra's two major subsidiaries - Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd.

                  The completion of the purchase of Elisra's shares was made possible following the receipt of all required approvals, including that of the Israeli Antitrust Authorities. In accordance with the Israeli antitrust approval, the Company has agreed to fulfill conditions imposed by the Antitrust Authorities related to the market environment between Elbit Systems and Israel Aircraft Industries Ltd. ("IAI"), which holds the balance of Elisra's shares. Should the Antitrust Authorities conclude, during the course of a five-year period following the acquisition, that Elbit Systems has not complied with such conditions, the Antitrust Authorities may take various measures, including steps that could result in the cessation of the joint holdings in Elisra by the Company and IAI, including the possible need for the Company to sell its shares in Elisra.

                  The excess of the amount paid for the Elisra's shares acquired over their book value is approximately $60.2 million. Based on a PPA performed by an independent advisor, this excess was attributed as follows:

                                                     $M     Expected useful lives
                                                     --     ---------------------
              IPR&D                                 7.5     immediate write-off
              Inventory                             1.2     up to 2 quarters
              Land and buildings                    5.7     20 years
              Customer base and backlog            11.8     10 years
              Technology                            9.5     10 years
              Deferred taxes                        (5.4)   According to the relevant item above
              Goodwill                             29.9     indefinite - subject to annual impairment test
                                              ----------
                                                   60.2
                                              ==========


              The results of Elisra's operations have been included in the consolidated financial statements from the date of acquisition.

              Following the acquisition of Elisra's shares in the fourth quarter of 2005, the Company identified and wrote-off duplicated inventories and equipment in the amount of $3.5 million, which were recorded as restructuring expenses in the cost of goods sold (net effect of $2.6 million).

L.       SUMMARY OF FINANCIAL RESULTS
         ----------------------------

         The  following  table  sets  forth  the   consolidated   statements  of
         operations of the Company and its subsidiaries for the three-month periods and years ended December 31, 2005 and December 31, 2004.

                                                                   For the year                     For the three months
                                                               ended on December 31                 ended on December 31
                                                ----------------------------------------- -----------------------------------------
                                                         2005                 2004                 2005                 2004
                                                -------------------  -------------------- --------------------  -------------------
                                                     $        %           $         %         $           %         $         %
                                                ---------- --------  ----------  -------- ----------  --------  ---------- --------
                                                                   (In thousands of U.S. dollars except per share data)
Total revenues                                   1,069,876    100.0     939,925     100.0    321,760     100.0     270,775    100.0
Cost of revenues                                   786,616     73.5     689,626      73.4    239,826      74.5     198,198     73.2
Restructuring expenses (pre-contract and
equipment write-off)                                 3,488      0.4          --       0.0      3,488       0.4          --      0.0
                                                ---------- --------  ----------  -------- ----------  --------  ---------- --------
Gross profit                                       279,772     26.1     250,299      26.6     78,446      24.4      72,577     26.8
                                                ---------- --------  ----------  -------- ----------  --------  ---------- --------

Research and development (R&D) expenses             92,375      8.6      86,368       9.2     25,482       7.9      32,370     12.0
Less - participation                               (20,472)    (1.9)    (19,522)     (2.1)    (7,022)     (2.2)     (9,094)    (3.4)
                                                ---------- --------  ----------  -------- ----------  --------  ---------- --------
R&D expenses, net                                   71,903      6.7      66,846       7.1     18,460       5.7      23,277      8.6
Marketing and selling expenses                      78,648      7.4      69,912       7.4     23,953       7.4      19,190      7.0
General and administrative expenses                 54,417      5.1      47,832       5.1     16,155       5.0      12,876      4.8
IPR&D write-off                                      7,490      0.7          --       0.0      7,490       0.7          --      0.0
                                                ---------- --------  ----------  -------- ----------  --------  ---------- --------
                                                   212,458     19.9     184,590      19.6     66,058      20.5      55,343     20.4
                                                ---------- --------  ----------  -------- ----------  --------  ---------- --------

Operating  income                                   67,314      6.3      65,709       7.0     12,388       3.9      17,234      6.5
Finance expenses, net                              (11,472)    (1.1)     (5,852)     (0.6)    (5,199)     (1.6)     (2,974)    (1.1)
Other expenses, net                                 (5,326)    (0.5)        770       0.1     (5,134)     (1.6)        831      0.3
                                                ---------- --------  ----------  -------- ----------  --------  ---------- --------
Income before taxes on income                       50,516      4.7      60,627       6.4      2,055       0.6      15,091      5.6

Taxes on income                                     16,335      1.5      15,219       1.6      4,046       1.2       3,507      1.3
                                                ---------- --------  ----------  -------- ----------  --------  ---------- --------
                                                    34,181      3.2      45,408       4.8     (1,991)     (0.6)     11,584      4.3

Minority interest in loses (gains) of
Subsidiaries                                           (58)    (0.0)       (180)      0.0       (710)     (0.2)       (639)    (0.2)

Equity in net earnings (losses) of affiliated
companies and partnership                           (1,636)    (0.2)      6,645       0.7     (2,974)     (0.9)      2,059      1.2
                                                ---------- --------  ----------  -------- ----------  --------  ---------- --------

Net earnings                                        32,487      3.0      51,873       5.5     (5,675)     (1.7)     13,005      5.2
                                                ========== ========  ==========  ======== ==========  ========  ========== ========

Diluted earnings per share                            0.78                 1.26                (0.14)                 0.31
                                                ==========               ======           ==========            ==========

         REVENUES
         --------

         The Company's sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints.

         The Company's consolidated revenues increased by 13.8%, from $939.9 million in 2004 to $1,069.9 million in 2005.

         Following   the   acquisition   of  Elisra's   shares,   the  Company's
         consolidated revenues in 2005 includes $15.7 million of Elisra's revenues.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                          Year ended
                                                         -------------------------------------------
                                                            December 31, 2005      December 31, 2004
                                                         ---------------------  --------------------
                                                         $ millions      %      $ millions          %
          Airborne systems                                    420.8       39.3      367.9       39.1
          Land systems                                        117.4       11.0      199.2       21.2
          C(4)ISR systems                                     217.3       20.3      108.9       11.6
          Electro-optics                                      242.3       22.7      200.3       21.3
          Other  (mainly non-defense engineering and
               production services)                            72.1        6.7       63.6        6.8
                                                            -------      -----      -----      -----
         Total                                              1,069.9      100.0      939.9      100.0
                                                            =======      =====      =====      =====

         Land systems revenues decreased by 41% from $199.2 million to $117.4 million. The decrease in land systems revenues was mainly as a result of temporary delay in some projects that the Company believes will be sold during 2006.

         C(4)ISR systems revenues increased by 100% from $108.9 million to $217.3 million. The increase in C(4)ISR revenues resulted mainly from sales in the IMOD's Digital Army Program ("DAP") related projects.

         Electro-optics revenues increased by 21% from $200.3 million to $242.3 million. The increase in electro-optics revenues resulted from increased sales of homeland security systems for international customers, night vision equipment for various customers, as well as sales of electro-optic products by a European subsidiary.

         The following table sets forth the Company's distribution of revenues by geographical regions:

                                                                                        Year ended
                                                                    -----------------------------------------------------
                                                                    December 31, 2005                 December 31, 2004
                                                                    ---------------------            --------------------
                                                                 $ millions             %       $ millions              %
         Israel                                                       315.4          29.5            241.6           25.7
         United States                                                397.5          37.2            348.5           37.1
         Europe                                                       104.2           9.7            124.1           13.2
         Other countries                                              252.8          23.6            225.7           24.0
                                                                    -------          ----            -----           ----
         Total                                                      1,069.9         100.0            939.9          100.0
                                                                    =======         =====            =====          =====

         The changes in revenues by geographic distribution were in the revenues from customers in Europe, which decreased mainly as a result of the temporary reduction in the land systems area of operations, while revenues in all other geographical regions increased. The increase in revenues in Israel was mainly from programs in the C(4)ISR area.

         GROSS PROFIT
         ------------

         The Company's gross profit represents the aggregate results of the Company's activities and projects and is based on the mix of programs in which the Company is engaged during the reported period.

         Following the acquisition of Elisra's shares in the fourth quarter of 2005, the Company identified and wrote-off duplicated inventories and equipment in the amount of $3.5 million, which were recorded as restructuring costs in the cost of goods sold.

         Reported gross profit in 2005 was $279.8 million (with a gross profit margin of 26.1%), as compared to $250.3 million (gross profit margin of 26.6%) in 2004.

         Excluding the write-off as mentioned above, gross profit in 2005 was $283.3 million (gross profit margin of 26.5%).

         RESEARCH AND DEVELOPMENT ("R&D")
         --------------------------------

         The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

         The Company's R&D activities in the reported period are coordinated with, and partially funded by, third parties, including the IMOD and the OCS. These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors.

         Gross R&D expenses in 2005 totaled $92.4 million (8.6% of revenues), as compared with $86.4 million (9.2% of revenues) in 2004.

         Net R&D expenses (after deduction of third party participation, including the IMOD and the OCS) in 2005 totaled $71.9 million (6.7% of revenues), as compared to $66.8 million (7.1% of revenues) in 2004.

         MARKETING AND SELLING EXPENSES
         ------------------------------

         The Company maintains its activities in developing new markets and pursues various business opportunities according to the Company's plans.

         Marketing and selling expenses in 2005 were $78.6 million (7.4% of revenues), as compared to $69.9 million (7.4% of revenues) in 2004.

         GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES
         -------------------------------------------

         G&A expenses in 2005 were $54.4 million (5.1% of revenues), as compared to $47.8 million

         (5.1% of revenues) in 2004.

         The increase in G&A expenses in 2005 compared to 2004 was related to the cost of various exploratory merger and acquisition, legal, audit and control activities, including expenses related to compliance with the Sarbanes-Oxley Act.

         FINANCING EXPENSES (NET)
         ------------------------

         Net financing expenses in 2005 were $11.5 million, as compared to $5.9 million in 2004.

         The increase in the net finance expenses resulted mainly from a higher level of long-term loans, currency exchange rate differences and an increase in market interest rates.

         OTHER EXPENSES (NET)
         --------------------

         Other expenses in 2005 were a $5.3 million loss as compared to a $0.8 million gain in 2004.

         During the fourth quarter of 2005, the fair value of ImageSat International N.V. ("ISI"), an approximately 14% affiliate of the Company, decreased as a result of a decrease in ISI's backlog and estimated future cash flows. Based on a valuation performed by an independent advisor, the Company wrote-off approximately $5.4 million of its investment in ISI.

         TAXES ON INCOME
         ---------------

         The Company's tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate and the continued decrease in the tax rate in Israel.

         Provision for taxes in 2005 was $16.3 million (tax rate of 32.3%), as compared to a provision for taxes of $15.2 million (tax rate of 25.1%) in 2004.

         Excluding the IPR&D related to Elisra and the write-off related to ISI, which are not deductible for tax purposes, the Company's effective tax rate was 25.8%.

         COMPANY'S SHARE IN EARNINGS OF AFFILIATED ENTITIES
         --------------------------------------------------

         In 2005, the Company had net expense of $1.6 million from its share in earnings of affiliated entities, as compared to an income of $6.6 million in 2004.

         The Company's share in 2005 includes the write-off of IPR&D related to the acquisition of Tadiran's shares, which amounted to $8.5 million.

         Excluding the IPR&D write-offs, the Company's share in earnings of affiliated entities in 2005 was a net income of $6.9 million.

         The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company's core business activities, including electro-optics, airborne systems and communications. This includes the Company's share in the earnings of Tadiran and reflects the impact of the corresponding purchase price allocation adjustments described above.

         NET EARNINGS AND EARNINGS PER SHARE ("EPS")
         -------------------------------------------

         Reported net earnings in 2005 were $32.5 million (3.0% of revenues), as compared to reported net earnings of $51.9 million (5.5% of revenues) in 2004. Reported fully diluted EPS was $0.78 in 2005, as compared to $1.29 in 2004.

         Excluding the IPR&D and write-offs related to Tadiran and Elisra, which amounted in 2005 to approximately $18.6 million, net earnings in 2005 were $51.1 million (4.8% of revenues) and the EPS was $1.23, as compared to $52.9 million (5.6% of revenues) and an EPS of $1.29 in year ended December 31, 2004.

         The number of shares used for computation of diluted EPS in the year ended December 31, 2005 was 41,623 thousand shares, as compared to 41,041 thousand shares in the year ended December 31, 2004.

M.       LIQUIDITY AND CAPITAL RESOURCES
         -------------------------------

         The Company's net cash flow generated from operating activities in 2005 was $187.6 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories and by payments of trade payables.

         Net cash flows used for investment activities in the year ended December 31, 2005 were $241.7 million, which was used mainly for acquisition of Tadiran's and Elisra's shares and for procurement of various assets and equipment.

         Net cash flow derived from financing activities in 2005 was $113.9 million, which was mainly from receipt of long-term loans.

         On December 31, 2005, the Company had total borrowings in the amount of $262.6 million, including $225 million in long-term loans and $667 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2005, the Company had a cash balance amounting to $93.9 million.

         The Company and some of its subsidiaries operate with loan and credit agreements that contain certain covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2005, the Company and its subsidiaries are in compliance with all such covenants.

         As of December 31, 2005, the Company had working capital of $227 million and its current ratio was 1.37. The Company's ratio of equity to total assets was 27.8%.

N.       DERIVATIVES AND HEDGES
         ----------------------

         Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels ("NIS"). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

         On December 31, 2005, the Company's liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations, except for the Tadiran shares acquired as mentioned above. The Company's deposits and loans are based on variable interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

         The Company's functional currency is the U.S. dollar. On December 31, 2005, the Company had exposure due to liabilities denominated in NIS of $37 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company's exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time.

         Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2005 by forward contracts and options. On December 31, 2005, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $220 million ($22 million in Euro, $194 million in GBP and $4 million in other currencies). The financial derivative activities in the fourth quarter of 2005 resulted in an unrealized net gain of approximately $6.3 million, which was recorded as other comprehensive income.

O.       DIVIDENDS
         ---------

         The Board of Directors declared on March 13, 2006 a dividend of $0.14 per share for the last quarter of 2005. The total dividend declared for 2005 was $0.54 per share.

                           * * * * * * * * * * * * * *

                                   EXHIBIT 3












--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------



                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
                                (IN U.S. DOLLARS)

--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
                                 IN U.S. DOLLARS

                                 C O N T E N T S



                                                                     PAGE
                                                                 ------------
EPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTING FIRM                 2

ONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets                                         3 - 4

Consolidated Statements of Income                                     5

Statements of Changes in Shareholders' Equity                       6 - 7

Consolidated Statements of Cash Flows                               8 - 9

Notes to the Consolidated Financial Statements                     10 - 60



                                  # # # # # # #

[LOGO OF ERNST & YOUNG]  KOST FORER GABBAY & KASIERER       Phone: 972-4-8654000
                         2 Pal-Yam St.                      Fax:   972-4-8654022
                         Haifa-33095, Israel


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF
ELBIT SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2004 (as adjusted - see Note 1(G)), and the related consolidated statements of income, changes in the shareholders' equity and cash flows for the each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of a majority-owned subsidiary, which statements reflect total assets constituting 16.3% in 2005 and total revenues constituting 1.5% in 2005, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S generally accepted accounting principles.

As discussed in Note 2(X) to the consolidated  financial statements,  on January
1,  2004  the  Company   adopted  SFAS  No.  123   "Accounting  for  Stock-Based
Compensation."

                                               KOST FORER GABBAY & KASIERER
                                             A MEMBER OF ERNST & YOUNG GLOBAL

Haifa, Israel
March 13, 2006

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

                                                                                               December 31,
                                                                                      --------------------------------
                                                                          NOTE            2005            2004 (*)
                                                                       -----------    --------------    --------------

CURRENT ASSETS:
Cash and cash equivalents                                                              $     93,887      $     34,109
Short-term bank deposits                                                                        742               738
Trading securities                                                                            2,282                 -
Trade receivables, (net of allowance for doubtful
    accounts in the amount of $3,221 and $3,064 as of December
    31, 2005 and 2004, respectively)                                      (3)               346,689           214,816
Other receivables and prepaid expenses                                    (4)                67,096            51,794
Inventories, net of advances                                              (5)               328,428           248,041
                                                                                      --------------    --------------
Total current assets                                                                        839,124           549,498
                                                                                      --------------    --------------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership                     (6A)              194,994            47,873
Investments in other companies                                            (6B)                6,345            11,745
Compensation receivable in respect of fire damages, net                   (7)                15,530                --
Long-term bank deposits and trade receivables                             (8)                 2,457             2,102
Severance pay fund                                                        (2P)              133,570            82,998
                                                                                      --------------    --------------
                                                                                            352,896           144,718
                                                                                      --------------    --------------

PROPERTY, PLANT AND EQUIPMENT,  NET                                       (9)               284,997           244,288
                                                                                      --------------    --------------



INTANGIBLE ASSETS:                                                        (10)
Goodwill                                                                                     63,957            33,706
Other intangible assets, net                                                                 78,771            62,281
                                                                                      --------------    --------------
                                                                                            142,728            95,987
                                                                                      --------------    --------------

                                                                                        $ 1,619,745       $ 1,034,491
                                                                                      ==============    ==============

*   Adjusted (See Note 1G)

The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share data)


                                                                                               DECEMBER 31,
                                                                                      --------------------------------
                                                                          NOTE            2005            2004 (*)
                                                                       -----------    --------------    --------------

CURRENT LIABILITIES:
Short-term bank credit and loans                                          (11)        $      30,296     $       8,592

Current maturities of long-term loans                                     (14)                7,355             1,656
Trade payables                                                                              120,260           113,691
Other payables and accrued expenses                                       (12)              216,539           172,109
Customers advances in excess of
    costs incurred on contracts in progress                               (13)              237,718            80,109
                                                                                      --------------    --------------
Total current liabilities                                                                   612,168           376,157
                                                                                      --------------    --------------

LONG-TERM LIABILITIES:
Long-term loans                                                           (14)              224,982            86,234
Advances from customers                                                   (13)              122,263            10,320
Deferred income taxes                                                     (16)               31,424            24,516
Accrued termination liability                                           (15, 2P)            165,224           100,740
                                                                                      --------------    --------------
                                                                                            543,893           221,810
                                                                                      --------------    --------------

COMMITMENTS  AND CONTINGENT  LIABILITIES                                  (17)

MINORITY INTERESTS                                                                           12,907             4,340
                                                                                      --------------    --------------

SHAREHOLDERS' EQUITY:                                                     (18)
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
    Authorized -  80,000,000 shares as of
    December 31, 2005 and 2004;
    Issued - 41,375,545 and 40,969,947 shares as
    of December 31, 2005 and 2004, respectively;
    Outstanding - 40,966,624 and 40,561,026 shares
    as of December 31, 2005 and 2004,  respectively                                          11,636            11,548
Additional paid-in capital                                                                  278,679           274,432
Accumulated other comprehensive loss                                                         (1,340)           (4,742)
Retained earnings                                                                           166,123           155,267
Treasury shares - 408,921 shares as of
   December 31, 2005 and 2004                                                                (4,321)           (4,321)
                                                                                      --------------    --------------
                                                                                            450,777           432,184
                                                                                      --------------    --------------
                                                                                      $   1,619,745     $   1,034,491
                                                                                      ==============    ==============


*    Adjusted (See Note 1G)

The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

                                                                                         YEAR ENDED DECEMBER 31,
                                                                               -------------------------------------------
                                                                       NOTE        2005          2004 (*)         2003
                                                                       ---     -----------     -----------     -----------
Revenues                                                               (19)    $ 1,069,876     $   939,925     $   897,980
Cost of revenues                                                                   786,616         689,626         672,711
Restructuring expenses (pre-contract costs and equipment write-off)
                                                                       (1H)          3,488               -               -
                                                                               -----------     -----------     -----------
           Gross profit                                                            279,772         250,299         225,269
                                                                               -----------     -----------     -----------

Research and development expenses, net                                 (20)         71,903          66,846          54,919
Marketing and selling expenses                                                      78,648          69,912          69,943
General and administrative expenses                                                 54,417          47,832          46,077
In process research and development write-off                          (1H)           7,490              -               -
                                                                               -----------     -----------     -----------
                                                                                   212,458         184,590         170,939
                                                                               -----------     -----------     -----------

      Operating income                                                              67,314          65,709          54,330

Financial expenses, net                                                (21)        (11,472)         (5,852)         (4,870)
Other income (expenses), net                                           (6B)         (5,326)            770              53
                                                                               -----------     -----------     -----------
      Income before taxes on income                                                 50,516          60,627          49,513
Taxes on income                                                        (16)         16,335          15,219          11,334
                                                                               -----------     -----------     -----------
                                                                                    34,181          45,408          38,179
Equity in net earnings (losses) of affiliated companies and
   partnership **                                                      (1G)         (1,636)          6,645           7,209
Minority interests in losses (earnings) of subsidiaries                                (58)           (180)            557
                                                                               -----------     -----------     -----------
      Net income                                                               $    32,487     $    51,873     $    45,945
                                                                               ===========     ===========     ===========
Earnings per share
   Basic net earnings per share                                                $      0.80     $      1.30     $      1.18
                                                                               ===========     ===========     ===========

   Diluted net earnings per share                                              $      0.78     $      1.26     $      1.14
                                                                               ===========     ===========     ===========

   Number of shares used in computation of basic net earnings per
   share                                                                            40,750          39,952          39,061
                                                                               ===========     ===========     ===========

   Number of shares used in computation of diluted net earnings per
   share                                                                            41,623          41,041          40,230
                                                                               ===========     ===========     ===========

*    Adjusted (See Notes 1G)

** Includes in process research and development write-off of $8,500 in 2005


The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share data)

                                                                                                  ACCUMULATED
                                               NUMBER OF                       ADDITIONAL            OTHER
                                              OUTSTANDING        SHARE         PAID-IN          COMPREHENSIVE
                                                SHARES          CAPITAL         CAPITAL          INCOME (LOSS)
                                              ------------    -------------   -------------    ----------------

BALANCE AS OF  JANUARY 1, 2003                  38,803,507        $ 11,154     $   248,387     $       (2,882)

Exercise of options                                533,797             119           5,147                  -
Tax benefit in respect of options exercised              -               -             758                  -
Stock based compensation                                 -               -           4,741                  -
Dividends paid                                           -               -               -                  -
Other comprehensive income (loss)
   net of tax:                                           -               -               -                  -
Unrealized loss on derivative instruments                -               -               -               (578)
Foreign currency translation differences                 -               -               -                340
Minimum pension liability adjustment                     -               -               -               (872)
Net income                                               -               -               -                  -

                                              ------------    -------------   -------------    ----------------
 Total comprehensive income

BALANCE AS OF DECEMBER 31, 2003                 39,337,304        $ 11,273     $   259,033     $       (3,992)

  Exercise of options                            1,223,722             275          10,985
  Cumulative effect of first time adoption of
   the fair value based method for stock
   based compensation expenses                          -               -            (152)                  -
  Tax benefit in respect of options exercised           -               -           1,179                   -
  Stock based compensation                              -               -           3,387                   -
  Dividends paid                                        -               -               -                   -
  Other comprehensive income (loss)
   net of tax:                                          -               -               -                   -
  Unrealized loss on derivative instruments             -               -               -                (299)

  Foreign currency translation differences              -               -               -                 450
  Minimum pension liability adjustment                  -               -               -                (901)
  Net income                                            -               -               -                   -
                                              ------------    -------------   -------------    ----------------
  Total comprehensive income

BALANCE AS OF DECEMBER 31, 2004*               40,561,026     $     11,548    $   274,432      $       (4,742)
                                              ============    =============   =============    ================

* Adjusted (see Note 1G)

                                                                                       TOTAL            TOTAL
                                                  RETAINED        TREASURY         SHAREHOLDERS'    COMPREHENSIVE
                                                   EARNINGS         SHARES            EQUITY            INCOME
                                                -------------   -------------     -------------    ----------------
BALANCE AS OF  JANUARY 1, 2003                    $  159,023      $ (4,321)        $   411,361

Exercise of options                                        -             -               5,266
Tax benefit in respect of options exercised                -             -                 758
Stock based compensation                                   -             -               4,741
Dividends paid                                       (14,882)            -             (14,882)
Other comprehensive income (loss)
   net of tax:                                             -             -                   -
Unrealized loss on derivative instruments                  -             -                (578)     $         (578)
Foreign currency translation differences                   -             -                 340                 340
Minimum pension liability adjustment                       -             -                (872)               (872)
Net income                                            45,945             -              45,945              45,945
                                                  ------------    ------------    ---------------   ---------------
 Total comprehensive income                                                                         $       44,835
                                                                                                    ===============
BALANCE AS OF DECEMBER 31, 2003                   $  190,086      $ (4,321)        $   452,079

  Exercise of options                                                                   11,260
  Cumulative effect of first time adoption of
   the fair value based method for stock
   based compensation expenses                             -             -                (152)
  Tax benefit in respect of options exercised              -             -               1,179
  Stock based compensation                                 -             -               3,387
  Dividends paid                                     (86,692)            -             (86,692)
  Other comprehensive income (loss)
   net of tax:                                             -             -
  Unrealized loss on derivative instruments                -             -                (299)      $        (299)
  Foreign currency translation differences                 -             -                 450                 450
  Minimum pension liability adjustment                     -             -                (901)               (901)
  Net income                                          51,873             -              51,873              51,873
                                                  ------------    ------------    ---------------   -----------------
  Total comprehensive income                                                                        $       51,123
                                                                                                    =================
BALANCE AS OF DECEMBER 31, 2004*                  $  155,267      $ (4,321)        $   432,184
                                                  ============    ============    ===============
* Adjusted (see Note 1G)


The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U.S. dollars (In thousands, except share data)

                                                                                                  ACCUMULATED
                                               NUMBER OF                       ADDITIONAL            OTHER
                                              OUTSTANDING        SHARE          PAID-IN          COMPREHENSIVE
                                                SHARES          CAPITAL         CAPITAL              LOSS
                                              ------------    -------------   -------------    ----------------
BALANCE AS OF JANUARY 1, 2005                  40,561,026       $   11,548      $  274,432         $   (4,742)
  Exercise of options                             405,598               88           3,423                  -
  Tax benefit in respect of options exercised           -                -             652                  -
  Stock based compensation                              -                -             172                  -
  Dividends paid                                        -                -               -                  -
  Other comprehensive income (loss)
   net of tax:
  Unrealized gain on derivative instruments             -                -               -              6,412
  Foreign currency translation differences              -                -               -               (924)
  Minimum pension liability adjustment                  -                -               -             (2,086)
  Net income                                            -                -               -                  -
                                              ------------    -------------   -------------    ----------------
  Total comprehensive income


BALANCE AS OF DECEMBER 31, 2005                40,966,624      $    11,636      $  278,679         $   (1,340)
                                              ============    =============   =============    ================



                                                                                      TOTAL              TOTAL
                                                  RETAINED        TREASURY        SHAREHOLDERS'      COMPREHENSIVE
                                                  EARNINGS         SHARES             EQUITY             INCOME
                                                 ------------    ------------    ---------------   -----------------
BALANCE AS OF JANUARY 1, 2005                       $155,267       $  (4,321)    $     432,184
  Exercise of options                                      -               -             3,511
  Tax benefit in respect of options exercised              -               -               652
  Stock based compensation                                 -               -               172
  Dividends paid                                     (21,631)              -           (21,631)
  Other comprehensive income (loss)
   net of tax:
  Unrealized gain on derivative instruments                -               -             6,412           6,412
  Foreign currency translation differences                 -               -              (924)           (924)
  Minimum pension liability adjustment                     -               -            (2,086)         (2,086)
  Net income                                          32,487               -            32,487          32,487
                                                 ------------    ------------    ---------------   -----------------
  Total comprehensive income                                                                        $   35,889
                                                                                                   =================
BALANCE AS OF DECEMBER 31, 2005                   $  166,123     $    (4,321)    $     450,777
                                                 ============    ============    ===============

ACCUMULATED OTHER COMPREHENSIVE LOSS (NET OF TAXES)
---------------------------------------------------

                                                                             DECEMBER 31,
                                                                         2005             2004
                                                                    ---------------    ------------
Accumulated gains (losses) on derivative instruments                $        5,535     $     (877)
Accumulated foreign currency translation differences                        (134)             790
Accumulated minimum pension liability adjustment                          (6,741)          (4,655)
                                                                    ---------------    ------------
Accumulated other comprehensive loss                                $      (1,340)     $   (4,742)
                                                                    ===============    ============


The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
 U.S. dollars (In thousands)

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                      -------------------------------------
                                                                                         2005         2004**         2003
                                                                                      ---------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                            $  32,487     $  51,873     $  45,945
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization                                                            57,718        42,261        37,890
Purchased in process R&D                                                                  7,490             -             -
Stock based compensation                                                                    172         3,387         4,741
Deferred income taxes                                                                     6,551           153            35
Accrued severance pay, net                                                               (6,707)       (2,304)       (1,240)
Loss (gain) on sale of property, plant and equipment                                       (731)          143          (915)
Tax benefit in respect of options exercised                                                 652         1,179           758
Minority interests in earnings (losses) of subsidiaries                                      58           180          (557)
Equity in net losses (earnings) of affiliated companies and partnership, net of
      dividend received (*)                                                              13,805         1,505        (4,995)
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses      (43,420)      (16,871)       45,297
Decrease (increase) in inventories                                                      (43,679)        2,932       (38,651)
Increase (decrease) in trade payables, other payables and accrued expenses              (37,859)       20,522        32,147
Increase (decrease) in advances received from customers                                 202,450       (18,535)      (27,855)
Settlement of royalties with the Office of the Chief Scientist                           (1,371)       (3,714)       (1,581)
Other adjustments                                                                             -        (1,228)          337
                                                                                      ---------     ---------     ---------
Net cash provided by operating activities                                               187,616        81,483        91,356
                                                                                      ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                               (58,735)      (53,008)      (61,287)
Acquisition of subsidiaries and businesses  (Schedule A)                                (28,331)       (2,315)       (2,458)
Investments in affiliated companies                                                    (160,861)      (18,391)       (1,049)
Proceeds from sale of property, plant and equipment                                       2,712         2,560         5,815
Proceed from sale of investment                                                           3,100             -             -
Investment in long-term bank deposits                                                    (1,089)       (1,203)       (1,750)
Proceeds from sale of long-term bank deposits                                             1,501         1,507         3,568
Collection of long-term loan                                                                  -             -         2,400
Short-term bank deposits, net                                                                (4)          (48)          960
                                                                                      ---------     ---------     ---------
Net cash used in investing activities                                                  (241,707)      (70,898)      (53,801)
                                                                                      ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options                                                         3,511        11,260         5,266
Repayment of long-term bank loans                                                       (85,035)      (35,826)      (27,066)
Receipt of long-term bank loans                                                         216,500        58,410        10,000
Dividends paid                                                                          (21,631)      (86,692)      (14,882)
Change in short-term bank credit and  loans, net                                            524           216       (10,997)
                                                                                      ---------     ---------     ---------
Net cash provided by (used in) financing activities                                     113,869       (52,632)      (37,679)
                                                                                      ---------     ---------     ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     59,778       (42,047)         (124)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                   34,109        76,156        76,280
                                                                                      ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                      $  93,887     $  34,109     $  76,156
                                                                                      =========     =========     =========
(*) Dividend received                                                                 $  12,169     $   8,150     $   2,214
                                                                                      =========     =========     =========
(**) Adjusted (See Notes 1G)

The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                    ----------------------------------
                                                                                      2005         2004         2003
                                                                                    --------     --------     --------
SUPPLEMENTAL CASH FLOW ACTIVITIES:

Cash paid during the year for:
Income taxes                                                                        $ 21,475     $ 13,305     $ 14,666
                                                                                    ========     ========     ========
Interest                                                                            $ 13,151     $  3,122     $  4,034
                                                                                    ========     ========     ========

SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital, net (excluding cash and cash equivalents)                          $ 39,273     $   (707)    $    657
Property, plant and equipment                                                        (28,875)         (10)        (249)
Other long term assets                                                               (74,363)           -            -
Goodwill and other intangible assets                                                 (53,291)      (1,598)      (1,334)
In process R&D                                                                        (7,490)           -            -
Deferred income taxes                                                                  5,404            -       (1,765)
Long-term liabilities                                                                 82,730            -          198
Minority interest                                                                      8,281            -           35
                                                                                    --------     --------     --------
                                                                                    $(28,331)    $ (2,315)    $ (2,458)
                                                                                    ========     ========     ========

(*) In 2003 a European subsidiary (see Note 1(C)) and AD&D (see Note 1(D)). In 2004 the assets of Computer Instruments Corporation Inc. (see Note 1(E))
         In 2005 the assets of IMI (see Note 1(F)) and the shares of Elisra (see
         Note 1(H))

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL

         A. Elbit Systems Ltd. (the "Company") is an Israeli corporation, 40.6% owned by the Federmann Group, and 7.6% owned by Koor Industries Ltd. (Koor"). The Company's shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq National Market in the United States. The Company and its subsidiaries (the "Group") are engaged mainly in the field of defense electronics. The Company's principal wholly-owned subsidiaries are the Elbit Systems of America ("ESA") companies and Elbit Systems Electro-Optics Industries El-Op Ltd. ("El-Op").

         B. A majority of the Group's revenues are derived from direct or indirect sales to governments or to governmental agencies. As a result, a substantial portion of the Group's sales is subject to the special risks associated with sales to governments or to governmental agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Group products and for its suppliers. As for major customers, refer to Note 19(C).

         C. In June 2003, the Company (through El-Op) acquired all of the outstanding ordinary shares of a European entity, a company registered in Belgium, in consideration for $1,846 in cash, which were allocated to the fair value of net tangible asset acquired. The acquisition was accounted for by the purchase method of accounting.

                  This   subsidiary   develops,    manufactures   and   supports
                  electro-optical products, mainly for the defense and space markets.

                  The results of this subsidiary's operations have been included in the consolidated financial statements from the date of acquisition.

                  Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of this subsidiary were not material in relation to total consolidated revenues and net income for the year 2003.

         D. In July 2003, the Company acquired approximately 54% of the outstanding shares of Aero Design Development Ltd. ("AD&D") an Israeli company in consideration for $1,406 in cash. The acquisition was accounted for by the purchase method of accounting.

                  AD&D develops, manufactures and builds airborne models and other engineered products.

                  The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,334 was allocated to technology ($1,000) to be amortized by the straight-line method over a period of ten years and to goodwill ($334).

                  The  results of AD&D's  operations  have been  included in the
                  consolidated   financial   statements   from   the   date   of
                  acquisition.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

                  On July 2005, the Company completed the purchase of the remaining shares of AD&D in consideration for $1,025 in cash. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,214 was allocated to technology ($900) to be amortized by the straight-line method over a period of eight years and to goodwill ($341).

                  Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of AD&D were not material in relation to total consolidated revenues and net income for the years 2003, 2004 and 2005.

         E. In August 2004, the Company (through a subsidiary of ESA) acquired a business from Computer Instruments Corporation Inc. ("CIC") of Westbury, New York in consideration for approximately $2,315 in cash. The acquired assets relate to the design and manufacture of aviation pressure transducers, air data probes and air data computers.

                  The acquisition was accounted for by the purchase method of accounting. The excess of the purchase price over the fair market value of the net tangible assets acquired in the amount of approximately $1,598 was allocated to technology and other intangible assets to be amortized over a weighted average period of seven years.

                  The  results of CIC's  operations  have been  included  in the
                  consolidated   financial   statements   from   the   date   of
                  acquisition.

                  Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of CIC were not material in relation to total consolidated revenues and net income for the years 2003 and 2004.

         F. In March 2005, the Company, through its wholly-owned subsidiary Cyclone Aviation Products Ltd. ("Cyclone"), acquired from Israel Military Industries Ltd. ("IMI") the assets and customers' contracts related to the Aircraft Systems Division of IMI ("the Aircraft Division") in consideration for approximately $7 million, paid in cash (approximately $1 million out of which $718 was paid through balance sheet date) and assumed liabilities of approximately $6 million. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,500 was allocated to customers' contracts to be amortized over an estimated period of four years.

                  The  Aircraft  Division   manufactures   weapon  payloads  and
                  external fuel tanks for fighter aircraft.

                  The financial results of the business acquired are included in the Company's consolidated financial statements from the date of acquisition.

                  Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Aircraft Division are not material in relation to the total consolidated revenues and net income for the years 2004 and 2005.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

         G. On December 27, 2004, the Company reached an agreement with Koor to purchase all of Koor's holdings in Tadiran Communications Ltd. ("Tadiran"), which represented approximately a 32% interest in Tadiran, at a price of $37 per share. This purchase was to be made concurrently with Koor's purchase of a portion of the Company's shares from Federmann Enterprises Ltd. ("Federmann"). Tadiran is an Israeli company, whose shares are traded on the Tel Aviv Stock Exchange. The purchase of the interest in Tadiran was made in several stages as detailed below.

                  During 2004, the Company acquired 4.3% of Tadiran's outstanding shares on the Tel Aviv Stock Exchange in consideration for $15,900. In 2004 the investment in Tadiran's shares was accounted for as available-for-sale securities.

                  In the first and the second quarters of 2005, the Company acquired additional 17% of Tadiran's outstanding shares in consideration for $74,100.

                  As a result of the acquisition in the second quarter of 2005, the Company was able to exercise significant influence on Tadiran. In accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock", the Company's interest in Tadiran, which was previously accounted for as available-for-sale securities, was accounted retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing the step-by-step acquisition method resulted in a adjustments of the Company's financial statements for 2004, in which the Company's investment in Tadiran was accounted for as available-for-sale securities.

                  The following are the effects of the adjustments:

                  (1)    Consolidated balance sheet

                                                                                   December 31, 2004
                                                                        ---------------------------------------
                                                                            As          Effect of          As
                                                                        reported       adjustments     adjusted
                                                                        ---------      ---------      ---------
                   Other receivables and prepaid expenses               $  51,042      $     752      $  51,794
                   Investment in affiliated companies and
                   partnership                                             33,124         14,749         47,873
                   Available for sale securities                           18,017        (18,017)             -
                   Accumulated other comprehensive loss, net of tax        (3,346)        (1,396)        (4,742)
                   Retained earnings                                      156,387         (1,120)       155,267
                   Total  shareholders' equity                          $ 434,700      $  (2,516)     $ 432,184



                     (2) Consolidated statement of income

                                                                              Year ended December 31, 2004
                                                                        ---------------------------------------
                                                                            As         Effect of         As
                                                                        reported     adjustments      adjusted
                                                                        ---------    -----------      ---------
                   Equity in net earnings of affiliated companies
                   and partnership                                    $    7,765     $  (1,120)     $    6,645
                   Net income                                             52,993        (1,120)         51,873
                   Basic net earnings per share                             1.33         (0.03)           1.30
                   Diluted net earnings per share                     $     1.29     $   (0.03)     $     1.26

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

                  On August 25, 2005, the Company purchased an additional 5.2% of Tadiran's outstanding shares in consideration for $23,000. Following this purchase, the Company held approximately 26.5% of Tadiran's shares.

                  On November 30, 2005, , the Company completed the purchase of the remaining shares held by Koor in Tadiran, for approximately $59.3 million in cash. As of December 31, 2005, the Company holds approximately 40% of Tadiran's shares.

                  The excess of the amounts paid for the Tadiran shares acquired during 2004 and 2005 over their book value is detailed below. Based on a purchase price allocation analysis ("PPA")
                  performed by an independent advisor, this excess was attributed as follows:

                                                        In the      In the      In the
                                           Until the     first       third      fourth
                                             end of     half of     quarter     quarter
                                              2004       2005       of 2005      of 2005       Total     Expected useful lives
                                           ---------    --------     -------      -------       -----     ---------------------
In Process R&D ("IPR&D")                      $ 1,000    $ 4,000      $ 1,200      $ 3,300    $ 9,500    immediate write-off
Inventory                                         300      1,200          400          900      2,800    up to a quarter
Other tangible assets and liabilities             100        300          100          200        700    5 years
Brand name                                        800      3,200        1,000        2,500      7,500    15 years
Customer base and backlog                       4,100     16,000        4,900       12,700     37,700    2-12 years
Technology                                      2,400      9,500        2,900        7,500     22,300    10 years
Goodwill                                        1,600     17,600        5,800       14,600     39,600    indefinite-subject to
                                                                                                         annual impairment test
                                           ----------- ---------- ------------- ----------- ------------
Total excess of  consideration  over book
value                                         $10,300    $51,800      $16,300      $41,700   $120,100
                                           =========== ========== ============= =========== ============
Percentage of interest acquired in
Tadiran                                       4.3%        17%         5.2%        13.5%         40%
                                           =========== ========== ============= =========== ============

         H. On July 6, 2005, the Company signed an agreement with Koor to acquire all of Koor's 70% holdings in Elisra Electronic Systems Ltd. ("Elisra"), an Israeli company, in consideration for $70 million ($68.8 million after certain adjustments) in cash. The parties also agreed on an additional contingent consideration as a result of future insurance proceeds relating to the fire at Elisra's plant in 2001 (see Note 7).

                  The agreement for acquiring Koor's holdings in Elisra was signed following the approval of the transaction by the Company's Audit Committee and Board of Directors, who obtained a fairness opinion from an independent appraiser regarding the consideration to be paid for the Elisra shares and following the Company's shareholders approval in August 2005.

                  On November 30, 2005, simultaneously with the acquisition of Koor's shares in Tadiran, the Company completed the purchase of all of the shares of Koor in Elisra for approximately $68.8 million in cash. Following the completion of the transaction, the Company owns 70% of Elisra.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands, except per share data)

NOTE 1 - GENERAL (CONT.)

                  The completion of the purchase of the Elisra shares was made possible following the receipt of all required approvals, including that of the Israeli Antitrust Authorities. In accordance with the Israeli antitrust approval, the Company has agreed to fulfill conditions imposed by the Antitrust Authorities related to the market environment between the Company and Israel Aircraft Industries Ltd. ("IAI"), which holds the balance of Elisra's shares. Should the Antitrust Authorities conclude, during the course of a five-year period following the acquisition, that the Company has not complied with such conditions, the Antitrust Authorities may take various measures, including steps that could result in the cessation of the joint holdings in Elisra by the Company and IAI.

                  Elisra has significant complementary technologies and customer installment base to those of the Group in areas including ELINT systems, EW suites, airborne warning systems and data links. The Company's management believes that such technologies and customer installment base will enable the Group to offer more comprehensive turnkey solutions to its customers and strengthen its competitive position.

                  The excess of the amount paid for the Elisra shares acquired over their book value is approximately $60.2 million. Based on a PPA performed by an independent advisor, this excess was attributed as follows:

                                                                            Expected useful lives
                                                                            ---------------------
                     IPR&D                                        $7,500    immediate write-off
                     Inventory                                     1,200    up to 2 quarters
                     Land and  buildings                           5,700    20 years
                     Customer base and backlog                    11,800    10 years
                     Technology                                    9,500    10 years
                     Deferred taxes                               (5,400)   According to the relevant item above
                     Goodwill                                     29,900    indefinite - subject to annual impairment test
                                                        -----------------
                                                                 $60,200
                                                        =================

                  The results of Elisra's operations have been included in the consolidated financial statements from the date of acquisition. Regarding performance information in accordance with SFAS 141, see below.

                  The following unaudited proforma data is based on historical financial statements of the Company and Elisra and is provided for comparative purposes only. The proforma information does not purport to be indicative of the results that actually would have occurred had the purchase of the shares have been consummated prior to the beginning of the reported periods.

                  The proforma information reflects the results of the Company's operations assuming that Elisra's results were included in the Company's consolidated results prior to each of the reported periods, and under the following assumptions:

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

         (1) Intangible assets (customer base, backlog and technology) arising from the acquisition of Elisra's shares of approximately $21,300, net of related deferred taxes of approximately $4,300, is amortized over a period of 10 years.

         (2) Excess of cost over equity purchased allocated to real estate assets of approximately $5,700, net of related deferred taxes of approximately $1,100, is amortized over a period of 20 years.

         (3) The cost attributed to purchase IPR&D projects, in the amount of approximately $7,500 has been charged to operations immediately as a non-recurring item and is not included in the proforma consolidated results.

         (4) Intercompany balances and transactions, if any, have been eliminated.

         (5) Management fees which were paid to Elisra's shareholders and will be paid in the future to the Company were eliminated in the proforma statements.


                                                                              FOR THE YEAR ENDED
                                                                         ----------------------------
                                                                                 DECEMBER 31
                                                                         ----------------------------
                                                                             2005             2004
                                                                         -----------      -----------
                   Revenues                                               $1,264,375       $1,181,110
                                                                         ===========      ===========
                   Net income as reported                                    $32,487          $51,873
                   Adjustments:
                   Elimination of the charge to operations for IPR&D           7,490                -
                   Other adjustments, net                                    (21,337)             126
                                                                         -----------      -----------
                   Net income - proforma (*)                                 $18,640          $51,999
                                                                         ===========      ===========
                   Basic earnings per share - proforma                         $0.46            $1.33
                                                                         ===========      ===========
                   Diluted earnings per share - proforma                       $0.45            $1.29
                                                                         ===========      ===========


                  (*) The proforma net income for the year ended December 31, 2005 includes a write-off of pre contract costs and equipment, net in the amount of $2,616 in the Company and expenses related to cutback in personnel in the amount of $19,103 in Elisra.

                  Following the acquisition of Elisra's shares in the fourth quarter of 2005, the Company identified and wrote-off duplicated inventories and equipment in the amount of $3,488 which was recorded as restructuring costs in the cost of revenues.

         I. In October 2005, the Company invested an amount of $2.5 million in Chip PC Ltd. ("Chip PC"), an Israeli company, for a 20% interest in Chip PC.

                  Chip PC develops and manufactures "Post PC" solutions, focused on enabling server-based- computing technologies to replace traditional PCs and deploy and control large numbers of workstations.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

                  The excess of the amount paid for the Chip PC shares acquired over their book value is approximately $2.4 million. Based on a PPA performed by an independent advisor, this excess was allocated mainly to technology ($1.6 million) to be amortized by a straight-line method over a period of 5 - 8 years and to goodwill ($1.1 million).

         J. The financial results of the business acquired are included in the Company's consolidated financial statements from the date of acquisition. In October 2005, the Company established a U.K. subsidiary - UAV Tactical Systems Ltd. ("U-Tacs"), in which the Company holds 51% and the rest of the shares are held by Thales U.K.. U-Tacs will be the manufacturing and support center of the Watchkeeper program - an Unmanned Air Vehicle (UAV) program for the U.K. MOD.

                  U-Tacs will establish the capabilities to design, manufacture, integrate and fly tactical UAV systems, consisting of air vehicles, ground control stations, data links, payloads and launch and recovery subsystems.

  NOTE 2   -  SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 23.

         A.       USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

         B.       FINANCIAL STATEMENTS IN U.S. DOLLARS

                  The Company's revenues are generated mainly in U.S. dollars. In addition, most of the Company's costs are incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

                  Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52 "Foreign Currency Translation". All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income in financial income or expenses.

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         B.       FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

                  For those foreign subsidiaries whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

         C.       PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries.

                  The consolidated subsidiaries include El-Op, ESA and other Israeli and non-Israeli subsidiaries.

                  Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

         D.       CASH EQUIVALENTS

                  Cash equivalents, are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of acquisition.

         E.       SHORT-TERM BANK DEPOSITS

                  Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost.

         F.       MARKETABLE SECURITIES

                  Investments in a marketable securities are classified as trading securities according to Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS No. 115"). Accordingly, these securities are stated at fair market value, with gains and losses, net of taxes, reported as finance income (loss).

         G.       INVENTORIES

                  Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

                  Cost is  determined  as  follows:

                  o        Raw materials using the average cost method.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         G.       INVENTORIES (Cont.)

         o Costs incurred on long-term contracts in progress include direct labor costs, material costs, subcontractors, other direct costs and overheads. These costs represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (refer to Note 2(T)).

         o Labor overhead is generally included in our hourly rate and is allocated to each project according to the amount of hours invested. Material overhead is allocated to each project based on the value of direct material that is charged to the project.

         Advances from customers are allocated to the applicable contract inventories and are presented as net amounts. Advances in excess of related inventories are classified as liabilities.

         H.       INVESTMENT  IN  AFFILIATED  COMPANIES,  PARTNERSHIP  AND OTHER
                  COMPANIES

                  Investments in non-marketable shares of companies in which the Group holds less than 20% and the Group does not have the ability to exercise significant influence over operating and financial policies of the companies are recorded at cost.

                  Investments in companies and partnership over which the Group can exercise significant influence (generally, entities in which the Group holds between 20% and 50% of voting rights) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Group, were eliminated. The Group discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

                  A change in the Company's proportionate share of a subsidiary's or investee's equity, resulting from issuance of shares by the subsidiary or investee to third parties, is recorded as a gain or loss in the consolidated income statements. If the realization is not assured, such as when the issuing company is a development stage company, the gain from issuance is accounted for as an equity transaction pursuant to SAB 51 "Accounting Sales of Stock by a Subsidiary".

                  Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. The results of 2005 include impairment loss related to its investment in ISI (see Note 6(B)2)).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         I.       LONG-TERM TRADE RECEIVABLES

                  Long-term trade receivables, from extended payment agreements, are recorded at their estimated present values (determined based on the original market rates of interest).

         J.       LONG-TERM BANK DEPOSITS

                  Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost including accumulated interest.

         K.       PROPERTY, PLANT AND EQUIPMENT

                  Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Group's own use, cost includes materials, labor and overhead, but not in excess of the fair value of the equipment.

                  Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

                                                               %
                                                            ------
                     Buildings                                2-4
                     Instruments, machinery and equipment    6-33
                     Office furniture and other              6-33
                     Motor vehicles                         12-33   (mainly 15%)

                  Land rights and leasehold improvements - generally over the term of the lease.

         L.       INVESTMENT GRANTS

                  As a governmental incentive for industrial companies in Israel, the "Investment Center", which is a branch of the Israel Ministry of Industry and Trade, permits industrial companies to submit a request to qualify as an "Approved Enterprise". An Approved Enterprise is entitled to certain benefits in respect of capital investments. The benefits may be in the form of reduced tax rates and of capital grants received as a percentage of the investments of the Approved Enterprise. The amount of a capital grant is determined as a percentage of the Approved Enterprise investment in property, plant and equipment. As a condition to the granting of these benefits, the Approved Enterprise is obligated to perform the applicable industrial plan as detailed in the request to the Investment Center (see Note 16(A)(3) and 17(J)). These capital grants are non-royalty bearing and are not conditioned on the results of operations. As the capital grants are a direct participation in the cost of the acquisition of property, plant and equipment they are offset against property, plant and equipment.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         M.       IMPAIRMENT OF LONG-LIVED ASSETS

                  The Group's long-lived assets and identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

         N.       INTANGIBLE ASSETS

                  Intangible assets are stated at cost net of accumulated amortization. Intangible assets are being amortized over their useful life using the straight-line method.

         O.       GOODWILL

                  Goodwill represents the excess of the cost of acquired businesses over the net fair values of the assets acquired and liabilities assumed. Under SFAS No. 142, effective as of January 1, 2002, goodwill is no longer amortized, but is instead tested for impairment at least annually (or more frequently if impairments indicators arise).

                  SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

                  In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

                  Fair value of a reporting unit is determined using the discounted future cash flows method. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units.

                  As of December 31, 2005, no impairment losses have been identified.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         P.       SEVERANCE PAY

                  Under Israeli law and employment agreements, the Group's companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The calculation is based on the employee's latest salary and the period of his/her employment.

                  The Group's companies in Israel records a liability for the amount that would have to be paid to the employees as severance payment in the event of the companies shut down

                  The companies' obligation for severance pay and pension is provided by monthly deposits with insurance companies, pension funds and by an accrual. The value of severance pay funds is presented in the balance sheet and includes profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The values of the deposited funds are based on the cash surrendered value of these funds and include immaterial profits.

                  Severance pay expenses for the years ended December 31, 2005, 2004 and 2003, amounted to approximately $17,500, $15,574 and $11,491, respectively.

         Q.       REVENUE RECOGNITION

                  The Group generates revenues from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products.

                  Revenues from long-term contracts are recognized based on Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1") according to which revenues are recognized on the percentage-of-completion basis.

                  Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

                  Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage-of-completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues.

                  Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded on a percentage-of-completion basis, using the cost-to-cost method and units-of-delivery method as applicable. In certain circumstances, when

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Q. REVENUE RECOGNITION (Cont.)

                  measuring progress toward completion under the development portion of the contract, the Company considers other factors, such as achievement of performance milestones.

                  The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

                  Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

                  Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance.

                  The Group believes that the use of the percentage-of-completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations, and its customers are expected to satisfy their obligations under the contract

                  In cases where the contract involves the delivery of products and performance of services, the Group follows the guidelines specified in EITF 00-21, "Revenue Arrangements with Multiple Deliverables" in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services accounted for under SAB 104. The services are recognized throughout the service period.

                  In certain circumstances, sales under short-term fixed-price production type contracts are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), and recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

                  As for research and development costs accounted for as contract costs refer to Note 2(T).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         R.       PRE-CONTRACT COSTS

                  Pre-contract costs are deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific contract is probable according to the guidelines of SOP 81-1.

         S.       WARRANTY

                  The Group estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Group does business. Factors that affect the Group's warranty liability include the number of delivered products, engineering estimates and anticipated rates of warranty claims. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

                  Changes in the Group's provision for warranty, which is included in the Company's balance sheet, during the years, are as follows:

                                                                                           2005              2004
                                                                                     ---------------    -------------
                     Balance, at January 1                                           $    34,230        $    36,653
                     Warranties issued during the year                                    19,223             17,907
                     Warranties forfeited or exercised during the year                   (21,656)           (20,330)
                                                                                     ---------------    -------------
                     Balance, at December 31                                         $   31,797         $    34,230
                                                                                     ===============    =============

               T. RESEARCH AND DEVELOPMENT COSTS

                  Research and development costs, net of participations, are charged to operations as incurred. Group sponsored research and development costs primarily include independent research and development and bid and proposal efforts.

                  Under certain arrangements in which a customer participates in product development costs, the Group's portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as part of the contract costs.

                  Certain Group companies in Israel receive grants (mainly royalty-bearing) from the Government of Israel and from other sources for the purpose of funding approved research and development projects. These grants are recognized as a deduction from research and development costs at the time the applicable company is entitled to such grants on the basis of the research and development costs incurred.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         U.       INCOME TAXES

                  The Group accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

         V.       CONCENTRATION OF CREDIT RISKS

                  Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits and trade receivables.

                  The majority of the Group's cash and cash equivalents and deposits are invested in dollar instruments with major banks in Israel and in the United States Management believes that the financial institutions that hold the Group investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

                  The Group's trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States and Europe. The Group performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses except for a one-time loss in 2002 of approximately $4,600 due to the insolvency of one of the Group's customers. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

         W.       DERIVATIVE FINANCIAL INSTRUMENTS

                  Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

                  For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the effective portion of the gain and loss on the

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         W.       DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

                  derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair value. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the fair value of the asset or liability hedge, if any, is recognized as financial expense in current earnings during the period of change. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

                  The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized as a financial expense in current earnings during the period of change.

                  For   derivative   instruments   not   designated  as  hedging
                  instruments, the gain or loss is recognized as a financial expense in current earnings during the period of change.

                  As part of its hedging strategy, the Group enters into forward exchange contracts in order to protect the Group from the risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

                  As part of its cash flow hedging strategy the Group enters into forward exchange contracts to hedge forecasted salary expenses denominated in a currency other than the U.S. dollar.

                  As of December 31, 2005, the Group had forward contracts with a notional amount of approximately $220,000 to purchase and sell foreign currencies ($22,000 in Euro, $194,000 in Great Britain Pounds ("GBP") and $4,000 in other currencies).

                  The fair value of the foreign exchange contracts and the options as of December 31, 2005 is approximately $6,300.

         X.       STOCK-BASED COMPENSATION

                  Up until January 1, 2004, the Company elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB 25, the Company accounted for stock option grants using the intrinsic value method whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable at a subsequent measurement date. The Company recognized the expense over the vesting period of the award

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         X.       STOCK-BASED COMPENSATION (Cont.)

                  on a straight-line basis. Phantom options were accounted for as variable awards and accordingly, compensation expenses were measured at the end of each reporting period and amortized on an accelerated basis over the remaining vesting period (See
                  Note 18).

                  Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, the recognition provisions are applied to all employee awards granted, modified, or settled after January 1, 2004, and to previously granted awards that were not fully vested on the date of adoption. Compensation cost is recorded over the vesting period on a straight-line basis.

                  The cumulative effect on deferred taxes relating to stock based compensation resulting from the adoption of SFAS No. 123 amounted to a reduction of $152 and was recorded as a one-time adjustment to additional paid-in capital in 2004.

                  If the Company had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro forma net income and pro forma basic diluted net income per share for the three years ended December 31, 2005 would be as follows:

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------------------
                                                                                      2005            2004            2003
                                                                                 ------------     -----------     ----------
                                    Net income  as reported                      $     32,487     $    51,873     $   45,945
                                    Add - Stock based compensation
                                      expense (income), net of
                                      related tax effects as reported
                                      (intrinsic method in 2003)                          172           2,710          3,793
                                    Deduct - Stock based compensation
                                      expense under fair value based
                                      method of SFAS 123 net of related
                                      of tax effects                                     (172)         (2,710)        (2,956)
                                                                                 ------------     -----------     ----------
                                    Pro forma net income                         $     32,487     $    51,873     $   46,782
                                                                                 ============     ===========     ==========

                                    Net earnings per share:
                                    Basic net earnings per share as
                                      reported                                   $       0.80     $      1.30     $     1.18
                                                                                 ============     ===========     ==========
                                    Diluted net earnings per share as
                                      reported                                   $       0.78     $      1.26     $     1.14
                                                                                 ============     ===========     ==========

                                    Pro forma basic net earnings per share       $       0.80     $      1.30     $     1.20
                                                                                 ============     ===========     ==========

                                    Pro forma diluted net earnings per share     $       0.78     $      1.26     $     1.16
                                                                                 ============     ===========     ==========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         X.       STOCK-BASED COMPENSATION (Cont.)

                  The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                                 2005                2004                 2003
                                                          -------------    ------------------     --------------
                      Divided yield                           2.25%                  2.2%                2.19%
                      Expected volatility                     25.6%                 26.7%               19.03%
                      Risk-free interest rate                  4.5%                    4%                1.20%
                      Expected life                            4 years              4 years             6 years

         Y.       FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

                  The carrying amount of the trading securities is recorded according to its fair market value, as determined by quoted market prices on the stock exchange.

                  Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

                  The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

                  It was not practicable to estimate the fair value of the Group's investments in shares of non-public companies that are accounted for under the cost and equity method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies as of December 31, 2004 and 2005 were $44,869 and $45,197, respectively, and represent the original cost of acquisition, and in the case of affiliates also the Company's equity in the earnings/losses of the affiliates and its share in the changes of the affiliates' equity since the dates of acquisition. As noted in Note H above, management is constantly monitoring such investments for other-than-temporary decline in value.

         Z.       BASIC AND DILUTED NET EARNINGS PER SHARE

                  Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted net earnings per ordinary share when such securities are anti-dilutive. In all the years presented no stock options were excluded.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         AA.      VARIABLE INTEREST ENTITIES

                  FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulleting No. 51" ("FIN 46") provides a new framework for identifying Variable Interest Entities ("VIE's") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

                  In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities, without additional subordinated financial support,
                  (2) has a group of equity owners that are unable to make significant decisions about the entity's activities, or (3) has a group of equity owners that do not have the obligation to absorb the entity's losses or the right to receive returns generated by its operations. FIN 46 requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

                  U-TacS is considered to be a variable interest entity. As the Company is the primary beneficiary, U-TacS is consolidated in the Company's financial statements.

         AB.      IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                  (1) On December 2004, the FASB issued the revised FAS No. 123, "Share-Based Payment" ("FAS 123(R)"), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for: (a) equity instruments of the Company; or (b) liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB 25, "Accounting for Stock Issued to Employees", and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the United States Securities and Exchange Commission ("SEC") delayed effectiveness for companies with fiscal years ending December 31 (such as the Company) to January 1, 2006. This Statement applies to all awards granted or modified after the Statement's effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement's effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards' grant-date fair value as previously calculated for the pro-forma disclosure under SFAS 123. In March 2005, the SEC released SEC staff Accounting Bulletin No.107 (SAB 107), "Share-Based Payment" (SAB 107"). SAB 107 provides the SEC staff's position regarding the application of statement 123(R) and contains interpretive guidance related to the interaction between Statement 123(R) and certain SEC rules and regulations and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         AB.      IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (Cont.)

                  (2) The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2004 using the "modified prospective method" described in FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and
                           Disclosure". Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees. The Company does not anticipate that adoption of SFAS 123(R) and SAB 107 will have a material impact on its results of operations or its financial position. However, SFAS 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions was $652, $1,179 and $758 in 2005, 2004 and 2003, respectively.

                  (3) In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("FAS 154"), "Accounting Changes and Error Corrections" - a replacement of APB No. 20, Accounting Changes" and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

                  (4) In June 2005, the Emerging Issues Task Force ("EITF") released Issue No. 04-5 "Determining Whether a General Partner, or the General Partner as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-5"). EITF 04-5 provides guidance in determining whether a general partner controls a limited partnership and therefore should consolidate the limited partnership. EITF 04-5 states that the general partner in a limited partnership is presumed to control that limited partnership and that the presumption may be overcome if the limited partners have either (1) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partner without cause or (2) substantive participating rights. The effective date for applying the guidance in EITF 04-5 was (1) June 29, 2005 for all new limited partnerships and existing limited partnerships for which the partnership agreement was modified after that date and (2) no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005, for all other limited partnerships.

                           The Company estimates that the adoption of EITF 04-5 will not have a significant impact on its financial position.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         AB.      IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (Cont.)

                  (5) In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity". The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP FAS 115-1 has not had a material impact on the Company's financial position or results of operations.

         AC.      RECLASSIFICATIONS

                  Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 3 - TRADE RECEIVABLES, NET

              Trade receivables

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005             2004
                                                                                      ---------------- ----------------
                 Open accounts (*)                                                        $  254,056     $    176,163
                 Unbilled receivables                                                         95,854           41,717
                 Less - allowance for doubtful accounts                                       (3,221)          (3,064)
                                                                                      ---------------- ----------------
                                                                                          $  346,689     $    214,816
                                                                                      ================ ================
                 (*)     Includes affiliated companies                                $        6,283      $     10,823
                                                                                      ================ ================
NOTE 4 - OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005             2004
                                                                                      ---------------- ----------------
                 Deferred income taxes                                                 $      18,708    $      21,355
                 Prepaid expenses                                                             22,065           16,621
                 Government institutions                                                       9,451            5,719
                 Employees                                                                     1,029            1,204
                 Others                                                                       15,843            6,895
                                                                                      ---------------- ----------------
                                                                                         $    67,096    $      51,794
                                                                                      ================ ================
NOTE 5 - INVENTORIES, NET OF ADVANCES

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005             2004
                                                                                      ---------------- ----------------
                 Cost incurred on long-term contracts in progress                         $  311,800     $    254,009
                 Raw materials                                                                84,343           70,813
                 Advances to suppliers and subcontractors                                     40,095           21,164
                                                                                      ---------------- ----------------
                                                                                             436,238          345,986
                 Less -
                 Cost incurred on contracts in progress deducted
                    from customer advances                                                    16,178           14,533
                                                                                      ---------------- ----------------
                                                                                             420,060          331,453
                 Less -
                  Advances received from customers (*)                                        84,083           75,776
                  Provision for losses                                                         7,549            7,636
                                                                                      ---------------- ----------------
                                                                                          $  328,428     $    248,041
                                                                                      ================ ================

              The Company has transferred legal title of inventories to certain customers as collateral for advances received.

              (*) Advances are allocated to the relevant inventories on a per-project basis. In cases (projects) where the advances are in excess of the inventories, the net amount is presented as a liability. In cases where the inventories are in excess of advances received, the net amount is included in inventories.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A. INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

                                                                                                 DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005             2004
                                                                                      ---------------- ----------------
                     Tadiran (1)                                                        $    156,142    $      14,749
                     SCD (2)                                                                  25,059    $      19,186
                     VSI (3)                                                                   6,451            6,966
                     RedC (4)                                                                      -            3,100
                     Opgal (5)                                                                 3,380            2,873
                     Chip PC (6)                                                               2,516                -
                     Others (8)                                                                1,446              999
                                                                                      ---------------- ----------------
                                                                                        $    194,994    $      47,873
                                                                                      ================ ================

                  (1) Tadiran Communications Ltd. ("Tadiran") - a publicly-traded 40%-owned subsidiary registered in Israel, is involved in the worldwide market for military communications systems and equipment and is also active in the civilian communications market.

                  (2) Semi Conductor Devices ("SCD") is an Israeli partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. ("Rafael"). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company's financial statements.

                  (3) Vision Systems International LLC ("VSI") based in San Jose, is a California limited liability company that is held 50% by ESA and 50% by a subsidiary of Rockwell Collins Inc. VSI operates in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft. VSI is jointly controlled and therefore is not consolidated in the Company's financial statements.

                  (4) RedC Optical Networks Inc. ("RedC"), a company registered in Delaware, is engaged in the multi-focal optic communications sector and as of December 31, 2003 was held 36.5% by El-Op. RedC designs develops and manufactures optical amplifiers for dense wave-length multiplexing optical networks for telecommunications.

                           In November 2004, El-Op acquired all of the outstanding voting Preferred A shares of RedC from MRV Communications Inc. for a consideration of $2,000, in accordance with El-Op's right of first refusal based on the Preferred A shares investment agreement. Prior to the acquisition, El-Op held 57% of the ordinary shares of RedC which reflected 36.5% of its voting rights. Following the acquisition, El-Op held 57% of the ordinary shares and 100% of the Preferred A shares, which reflected 72.5% of RedC's voting rights.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)

         A.       INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD
                  (CONT.)

                           In December 2004, El-Op signed a Transfer Agreement for selling all of its holdings in RedC, including the Ordinary shares and Preferred A shares, in consideration for $3,100, which was paid in cash on the closing date in January 2005. The closing was subject to certain conditions, which were all met by January 21, 2005. In January 2005, El-Op sold its shares in RedC for $3,100 in cash.

                           El-Op allocated the purchase price to the fair value of the assets acquired and liabilities assumed.

                           Such allocation resulted in negative goodwill amounting to approximately to $1,100. Since RedC had no assets which could be reduced by the negative goodwill, according to the provisions of FAS 141, this goodwill was recorded as other income in the financial statements.

                  (5) Opgal Optronics Industries Ltd. ("Opgal") is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company's financial statements.

                  (6) Chip PC is an Israeli company, of which approximately 20% is held by the Company. Chip PC develops and manufactures "Post PC" solutions, focused on enabling server-based-computing technologies to replace traditional PCs and deploy and control large numbers of workstations.

                  (7) Mediguide Inc. ("Mediguide") and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company. The share capital of Mediguide consists of Common shares and Preferred A, B, C and D shares. The Common shares and the Preferred shares, both have voting rights. The Company holds all of the Common shares of Mediguide which constitute approximately 55% (41% on a fully diluted basis) of the voting rights of Mediguide. During 2001 - 2004, Mediguide issued Preferred shares to other investors in consideration for approximately $34,355. The Preferred shares issued entitle the other investors to preference rights senior to all other classes of shares previously issued by Mediguide in a liquidation or a deemed liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition, the Preferred shares entitle their holders to certain participating rights. Accordingly, based on the guidance in EITF 96-16, the Company does not consolidate Mediguide. The carrying value of the investment in Mediguide is zero.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)

                  A. INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (CONT.)

                           (8)      The   summarized    financial    information
                                    regarding Tadiran (see Note 1(G)) is as follows:

                                    Balance Sheet Information:

                                                   DECEMBER 31,
                                              ---------------------
                                                2005         2004
                                              --------     --------

                  Current assets              $312,093     $296,668
                  Non-current assets           104,118      117,716
                                              --------     --------
                  Total assets                 416,211      414,384
                                              ========     ========

                  Current liabilities          243,972      258,138
                  Non-current liabilities       43,840       36,097
                  Shareholders' equity         128,399      120,149
                                              --------     --------
                                              $416,211     $414,384
                                              ========     ========

                  Income Statement Information:

                                  YEAR ENDED DECEMBER 31,
                                   ---------------------
                                     2005         2004
                                   --------     --------
                  Revenues         $271,424     $316,036
                  Gross profit      120,510      158,981
                  Net income         29,879       47,992

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)

         A.       INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD
                  (CONT.)

                  (9) The summarized aggregate financial information of companies accounted for under the equity method, excluding Tadiran (see Note 6(A) (8)) is as follows:

                            Balance Sheet Information:

                                                         DECEMBER 31,
                                                    ---------------------
                                                      2005         2004
                                                    --------     --------

                   Current assets                   $138,312     $124,352
                   Non-current assets                 19,115       21,646
                                                    --------     --------
                   Total assets                      157,427      145,998
                                                    ========     ========

                   Current liabilities                59,067       68,655
                   Non-current liabilities            13,622        3,868
                   Shareholders' equity               84,738       73,475
                                                    --------     --------
                                                    $157,427     $145,998
                                                    ========     ========

                  Income Statement Information:

                                         YEAR ENDED DECEMBER 31,
                                   ----------------------------------
                                     2005         2004         2003
                                   --------     --------     --------
                  Revenues         $266,841     $213,680     $183,426
                  Gross profit       63,938      55, 285       45,616
                  Net income         13,345       15,195       13,976


                  (10) See Note 17(F) for guarantees.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)

                  B.       INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE COST
                           METHOD

                                     DECEMBER 31,
                                 -------------------
                                   2005       2004
                                 -------     -------
                  Sultam (1)     $ 3,500     $ 3,500
                  ISI (2)          1,830       7,230
                  AAI (3)          1,000       1,000
                  Others              15          15
                                 -------     -------
                                 $ 6,345     $11,745
                                 =======     =======

                  (1) Sultam Systems Ltd. ("Sultam"), held 10%, is an Israeli company engaged in the development and manufacturing of military systems in the artillery sector.

                  (2) ImageSat International N.V. ("ISI"), held 14% (10% on a fully diluted basis), is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes. During the fourth quarter of 2005, the fair value of ISI decreased as a result of a decrease in ISI's backlog and estimated future cash flows. Based on a valuation performed by an independent advisor, the Company wrote-off approximately $5,400 of its investment in ISI.

                  (3) AeroAstro Inc. ("AAI"), held 8.33% (on a fully diluted basis) is a Delaware corporation engaged in innovative micro and nanospacecraft applications. AAI manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in and outside the U.S.

NOTE 7 - COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE

                                                                                     DECEMBER 31,
                                                                                         2005
                                                                              -----------------------
                           Receivables from insurance company (A)                       25,884
                           Net of contingent to Koor (B)                                10,354
                                                                              -----------------------
                                                                                        15,530
                                                                              =======================

         A. On March 17, 2001, a fire broke out in the manufacturing plants in two of Elisra's subsidiaries ("the companies"). The fire caused damage to equipment, building, inventory and work in progress. The book value of the equipment, inventory and costs invested in the work in progress damaged by the fire together with the costs of repairing the building and other costs, are estimated at approximately $36 million. Up to December 31, 2005, advances were received from the insurance company in the aggregate amount of approximately $10 million.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 7 - COMPENSATION RECEIVABLES IN RESPECT OF FIRE DEMAGE (CONT.)

                  The claim submitted by the companies to the insurance company and which is based on the terms of the insurance policy, also includes a demand for consequential damages along with other damages that the companies believe are covered by the insurance policy. Therefore, the total amount of the claim is much higher than the book value of the damage and the cost of repairing the building.

                  The companies are taking legal action in order to receive the insurance amounts and they have also submitted a claim to the District Court of Tel-Aviv against the insurance company and its assessors, in the aggregate amount of $96 million. In light of the duration of the proceedings, the managements of the companies decided to classify the balance of the compensation receivable from the insurance company as a long-term receivable.

                  In April 2004, the companies filed a request with the Court, for issuance of a partial judgment, in the amount of $33 million (in excess of the advances already paid by the insurance company) based on the admission made by the insurance company and its representatives of an obligation deriving from the insurance event, while the dispute is regarding the amount of the damages.

                  In December 2004, a hearing was held in the Court wherein the force of a judgment was given to an agreement of the parties pursuant to which a separate bank account will be opened, in which the insurance company will deposit $15 million. Every withdrawal from such account requires approval of the Court until the proceedings on the claim are concluded. In accordance with the aforesaid agreement, the claim was transferred for mediation, and during this time the Court proceedings in the matter have been postponed. At the balance sheet date the mediation process has not yet been concluded.

                  In the opinion of the companies, based on, among other things, the opinion of their legal advisors regarding this matter, it is difficult at this stage to estimate the chances that the companies will receive the full amount of the claim, even though it is considered to be well founded. Nonetheless, the managements of the companies estimate, based, on the opinion of their legal advisors that the chances are good of receiving indemnification from the insurance company, in an amount greater than the balance of the receivable which they recorded as an asset in the financial statements.

         B. In the agreement the Company signed with Koor, for the purchase of Elisra's shares, it was agreed that the Company will pay Koor 40% of the consideration received from the insurance company, up to consideration of $30 million and 25-27.5% for additional consideration received (see Note 1(H)).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 8 - LONG-TERM BANK DEPOSITS AND TRADE RECEIVABLES

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                              2005             2004
                                                                                      ---------------- ----------------
                     Deposits with banks for loans granted to employees (*)            $       1,200   $        1,603
                     Long-term trade receivables                                               1,219              452
                     Other deposits with banks                                                    38               47
                                                                                      ---------------- ----------------
                                                                                      $        2,457   $        2,102
                                                                                      ================ ================
                    (*)  The deposits are linked to the Israeli CPI, bear annual interest  of  4%  and  are  presented  net  of  current
                         maturities of $539 (2004 - $534).

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT, NET

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005              2004
                                                                                      ---------------- ----------------
               Cost (1):
               Land, buildings and leasehold improvements (2)                           $   177,434     $    151,432
               Instruments, machinery and equipment (3)                                     333,527          222,313
               Office furniture and other                                                    37,836           26,521
               Motor vehicles                                                                49,538           37,308
                                                                                      ---------------- ----------------
                                                                                            598,335          437,574
               Accumulated depreciation                                                    (313,338)        (193,286)
                                                                                      ---------------- ----------------
               Depreciated cost                                                         $   284,997     $    244,288
                                                                                      ================ ================


         Depreciation expenses for the years ended December 31, 2005, 2004 and 2003 amounted to $44,576, $35,001 and $30,775, respectively.

         (1) Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of approximately $ 32,879 and $29,800 as of December 31, 2005 and 2004,
                  respectively.

         (2) Includes, rights in approximately 9,225 square meters of land in Tirat Hacarmel, Israel. The land is leased from the Israel Land Administration until the years 2014 to 2024 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                  Includes rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel Land Administration until the year of 2043 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                  Includes rights in approximately 10,386 square meters of land in Bnei Brak, Israel. The land is leased from the Israel Land Administration until the year of 2022 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT, NET (CONT.)

         (3) Includes equipment produced by the Group for its own use in the aggregate amount of $82,518 and $69,146 as of December 31, 2005 and 2004, respectively.

         (4)      As for pledges of assets - see Note 17(I).

NOTE 10 - INTANGIBLE ASSETS, NET

          A.

                                                   WEIGHTED AVERAGE NUMBER
                                                     OF YEARS OF AMORTIZATION                     DECEMBER 31,
                                                 -------------------------------  --------------------------------------
                                                                                            2005               2004
                                                                                         ---------        -----------
                Original cost:
                  Technology (1)                                     14                  $ 108,786        $    84,554
                  Trade marks (2)                                    17                      8,000              8,000
                                                                                         ---------        -----------
                                                                                           116,786             92,554
                                                                                         ---------        -----------
                Accumulated amortization:
                  Technology                                                                35,707             28,365
                  Trade marks                                                                2,308              1,908
                                                                                         ---------        -----------
                                                                                            38,015             30,273
                                                                                         ---------        -----------
                Amortized cost                                                           $  78,771        $    62,281
                                                                                         =========        ===========
                Goodwill (3)                                                             $  63,957        $    33,706
                                                                                         =========        ===========

         (1) The technology acquired consists of five major items as follows:

                  In 2000, the Company completed a merger with El-Op. A portion of the purchase price was allocated to technology ($45,000), based on an independent appraisal. The technology acquired in the merger with El-Op comprises various technologies relating to:

                  a. Diode pumped and other advanced solid-state lasers incorporating add-on eye-safety options.
                  b. Detectors for thermal imaging devices, including 2-D arrays for second and third generation forward looking infrared sensors.
                  c. Line of sight command, control and stabilization systems employing computerized digital controllers.
                  d. Sophisticated image and signal processing, utilizing modern equipment and software.
                  e. High precision mechanical and optical component design and manufacturing for the visible, ultraviolet and infrared spectra, including special and exotic materials, diffractive and planar optics, space borne lightweight optics and multi-layer coatings.
                  f. Aviation instruments such as precision altimeters and air speedometers.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 10 - INTANGIBLE ASSETS, NET (CONT.)

                           In 2000, EFW Inc. acquired from Honeywell Inc., Honeywell's business relating to head-up displays and tracking systems for pilot helmets. An amount of $9,300 was allocated to the acquired technology based on its estimated fair value as prepared by the Company.

                           In 2001 and 2002, the Company acquired a Brazilian company which serves as a center for the production and logistic support of defense electronics programs in Brazil. An amount of $5,500 was allocated to technology related to the maintenance and support of avionic equipment.

                           In 2002, the Company acquired the business of the Defense Systems Division of Elron Telesoft in consideration for $5,700. An amount of $5,100 was allocated to the technology related to the government information technology control systems software developed by Elron Telesoft.

                           In 2005, the Company acquired 70% of Elisra's shares as detailed in Note 1(H) above, in consideration for $68,800. An amount of $21,300 was allocated to the technology related to electronic warfare (EW) systems, command communication (C(2)) systems and data link products.

                  (2) Includes trade marks acquired in the merger with El-Op in 2000.

                  (3) Includes mainly goodwill resulting from the merger with El-Op ($34,200) in 2000, goodwill acquired from Honeywell Inc. ($1,800) in 2000 and goodwill resulting from the acquisition of Elisra ($29,900) in 2005.

         B. Amortization expenses amounted to $7,742, $7,260 and $7,222 for the years ended December 31, 2005, 2004 and 2003, respectively.

C. The annual amortization expense relating to intangible assets other then goodwill existing as of December 31, 2005 is estimated to be approximately as follows:

                                 2006                         $   8,200
                                 2007                             8,100
                                 2008                             7,800
                                 2009                             7,200
                                 2010                             6,500
                                 Thereafter                      41,000
                                                               --------
                                 Total                         $ 78,800
                                                               ========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 11 - SHORT-TERM BANK CREDIT AND LOANS

                                                                                         DECEMBER 31,
                                                       ----------------------------------------------------------------
                                                             2005           2004             2005             2004
                                                                                      ---------------- ----------------
                Short-term bank loans:                           Interest Rate
                                                       -------------------------------
                  In U.S. dollars                          6-6.2%        4.2-4.6%          $ 17,491      $     3,967
                                                                                      ---------------- ----------------

                Short-term bank credit:
                  In NIS unlinked                           5.8%         5.7-8.1%             2,828            2,120
                  In U.S. dollars                         6-6.4%             4.4%             9,977            2,505
                                                                                      ---------------- ----------------
                                                                                             12,805            4,625
                                                                                      ---------------- ----------------
                                                                                           $ 30,296      $     8,592
                                                                                      ================ ================
                Weighted Average Interest Rate              5.9%            4.7%

NOTE 12 - OTHER PAYABLES AND ACCRUED EXPENSES

                                                                            DECEMBER 31,
                                                                       ---------------------
                                                                         2005         2004
                                                                       --------     --------
                  Payroll and related expenses                         $ 65,400     $ 42,491
                  Provision for vacation pay                             32,879       26,936
                  Provision for income taxes, net of advanced paid        8,041       14,681
                  Provisions for royalties                               22,943       20,638
                  Provision for warranty                                 31,797       34,230
                  Deferred income taxes                                   2,140            -
                  Cost provisions and others (*)                         53,339       33,133
                                                                       --------     --------
                                                                       $216,539     $172,109
                                                                       ========     ========

         (*) The other cost provision, primarily includes provisions for estimated future costs in respect of potential contractual penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g. damages caused by the items sold and claims as to the specific products ordered).

NOTE 13 - CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS


                                                                            DECEMBER 31,
                                                                       ---------------------
                                                                         2005         2004
                                                                       --------     --------
                  Advances received                                    $460,242     $180,738
                  Less -
                    Advances presented under long-term liabilities      122,263       10,320
                    Advances deducted from inventories                   84,083       75,776
                                                                       --------     --------
                                                                        253,896       94,642
                  Less -

                    Costs incurred on contracts in progress              16,178       14,533
                                                                       --------     --------
                                                                       $237,718     $ 80,109
                                                                       ========     ========

                As for guarantees and liens see Note 17(F).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 14 - LONG-TERM LOANS

                                                                  INTEREST        YEARS OF            DECEMBER 31,
                                              CURRENCY                 %           MATURITY        2005         2004
                                              --------            --------         --------        ----         ----
                                                                   Libor +          mainly
              Banks                      U.S. dollars            0.8%-2.3%           2-3       $ 229,370    $ 83,469
              Office of Chief            NIS-linked to
              Scientist                  the Israeli-CPI            3.2%               2           2,713       4,131
              Other                                                                                  254         290
                                                                                               ---------    --------
                                                                                                 232,337      87,890
              Less-current maturities                                                              7,355       1,656
                                                                                               ---------    --------
                                                                                               $ 224,982    $ 86,234
                                                                                               =========    ========


         The Libor rate as of December 31, 2005 was 3.2%.

         The maturities of these loans after December 31, 2005 are as follows:

              2006 - current maturities                     $       7,355
              2007                                                210,161
              2008                                                  9,865
              2009                                                  2,170
                                                            -------------
              2010 and thereafter                                   2,611
                                                            -------------
                                                            $     232,337
                                                            =============

         See Note 17(G) for covenants.

         During 2004, a subsidiary of the Company consolidated its long-term debt. As a result, all of the prior bank loans outstanding were paid in full. The Company's subsidiary increased this line during 2005 and maintains a single revolving credit facility of $120,000. The outstanding balance as of December 31, 2005 was $5,700. The stated interest rate on this facility is 7.25% Prime on $2,200 and Euro/Libor rate 4.4 + .75% on the Euro Loan Balance of $3,500. The note is scheduled to be renewed in 2007.

NOTE 15 - BENEFIT PLANS

         ESA, the Company's subsidiaries in the U.S., has adopted for its employees in the U.S. benefits plans as follows:

         DEFINED BENEFIT RETIREMENT PLAN

         ESA has two defined benefit pension plans (the "Plans") substantially covering its employees in the U.S. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash by a financial institution, as the investment manager of the Plans' assets.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 15 - BENEFIT PLANS (CONT.)

         The following table reconciles the benefit obligations, Plans assets, funded status and net asset (liability) information of the Plans:

                                                                         DECEMBER 31,
                                                                   -----------------------
                                                                     2005           2004
                                                                   --------       --------
         Benefit obligation at beginning of year                   $ 42,698       $ 34,965
         Service cost                                                 3,242          3,000
         Interest cost                                                2,543          2,191
         Amendments                                                     321              -
         Actuarial losses                                             3,516          2,308
         Unrecognized transition obligation                               -          1,056
         Benefits repaid                                             (1,015)          (822)
                                                                   --------       --------
         Benefit obligation at end of year                         $ 51,305       $ 42,698
                                                                   ========       ========

         Plans assets at beginning of year                           25,102         21,196
         Actual return on Plan assets                                 1,215          1,756
         Contributions by employer                                    8,042          2,972
         Benefits repaid                                             (1,015)          (822)
                                                                   --------       --------
         Plans assets at end of year                               $ 33,344       $ 25,101
                                                                   ========       ========

         Funded status of Plans (underfunded)                       (17,962)       (17,595)
         Unrecognized prior service cost                                156            180
         Unrecognized transition obligation                               -          1,056
         Unrecognized net actuarial loss                             15,480         11,447
                                                                   --------       --------
         Net amount recognized                                     $ (2,326)      $ (5,272)
                                                                   ========       ========
         Net asset (liability) consists of:
         Accrued benefit liability                                 $(13,700)      $(13,899)
         Intangible asset                                               157            895
         Accumulated other comprehensive income                      11,217          7,732
                                                                   --------       --------
         Net amount recognized                                     $(2,326)       $ (5,272)
                                                                   ========       ========
         Weighted average assumptions:
            Discount rate as of December 31,                         5.75%          6.00%
            Expected long-term rate of return on Plan's assets       8.50%          8.50%
            Rate of compensation increase                            3.00%          3.00%

                                                             YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                        2005        2004          2003
                                                      -------      -------      -------
         Components of net periodic pension cost:
           Service cost                               $ 3,242      $ 3,000      $ 2,480
            Interest cost                               2,543        2,191        1,921
            Expected return on  Plans' assets          (2,133)      (1,951)      (1,573)
           Amortization of prior service cost             (15)         (15)         (15)
           Amortization of transition amount               69            -            -
           Recognized net actuarial loss                  569          451          339
                                                      -------      -------      -------
            Net periodic pension cost                 $ 4,275      $ 3,676      $ 3,152
                                                      =======      =======      =======

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 15 - BENEFIT PLANS (CONT.)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------------------
                                                                             2005              2004              2003
                                                                       --------------    --------------    --------------
               Additional information:
                  Accumulated benefit obligation                         $  47,043         $  39,001       $  32,207
                                                                       ==============    ==============    ==============
                  Increase in minimum liability included in other
                 comprehensive income                                    $   3,486        $    1,341       $   1,392
                                                                       ==============    ==============    ==============

               ASSET ALLOCATION BY CATEGORY

                                            2005           2004
                                      -------------- --------------
Asset Category
     Equity Securities                     65.9%          62.4%
     Debt Securities                       26.4%          28.5%
     Other                                  7.7%           9.1%
                                      -------------- --------------
Total                                     100.0%         100.0%


         The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan's obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

                                            2005           2004
                                      -------------- --------------
Asset Category
     Equity Securities                     60.0%          60.0%
     Debt Securities                       37.0%          37.0%
     Other                                  3.0%           3.0%
                                      -------------- --------------
Total                                     100.0%         100.0%


         In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return.

         It is the policy of ESA to, at least, meets the ERISA minimum contribution requirements for a plan year. The minimum contribution requirements for the 2005 Plan year and the quarterly contributions requirements for the 2005 Plan year have been satisfied as of December 31, 2005. However, ESA anticipates that it will make an additional discretionary contribution of approximately $3,400 during 2006 in order to increase the Plan's funded current liability percentage. Benefit payments over the next five years are expected to be $1,384 in 2006; $1,566 in 2007; $1,744 in 2008; $2,024 in 2009 and $2,334 in 2010.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 15 - BENEFIT PLANS (CONT.)

         DEFINED CONTRIBUTION PLAN

         The 401(k) savings plan ("401(k) plan") is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S. Internal Revenue Code. ESA's employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by the subsidiary. Total expense under the 401(k) plan amounted to $1,984 for the year ended December 31, 2005 (2004 - $1,744, 2003 - $1,629).

NOTE 16 - TAXES ON INCOME

         A.       APPLICABLE TAX LAWS

                  (1) MEASUREMENT OF TAXABLE INCOME UNDER ISRAEL'S INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985:

                           Results for tax purposes for the Company and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained above in Note 2(B), the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

                           In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

                  (2) TAX BENEFITS UNDER ISRAEL'S LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969:

                           The Company and certain subsidiaries in Israel (mainly El-Op and Cyclone Aviation Products Ltd.) are "Industrial Companies", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

                  (3) TAX BENEFITS UNDER ISRAEL'S LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1969:

                           Several expansion programs of the Company and certain of its Israeli subsidiaries ("the companies") have been granted "Approved Enterprise" status under Israel's Law for the Encouragement of Capital Investments, 1959. For some expansion programs, the companies have elected the grants track and for others they have elected the alternative tax benefits track, waiving grants in return for tax exemptions.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 16 - TAXES ON INCOME (CONT.)

                  (3) TAX BENEFITS UNDER ISRAEL'S LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1969 (CONT.):

                           Accordingly, certain income of the companies, derived from the "Approved Enterprise" expansion programs is tax exempt for two-years and subject to reduced tax rates of 25% for a five-year to eight-year period or tax exempt for a ten-year period commencing in the year in which the companies had taxable income
                           (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2005, the tax benefits for these exiting expansion programs will expire within the period of 2006 to 2012.

                           The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred law, regulations published hereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens - see Note 17(J)). As of December 31, 2005, Management believes that the companies are meeting all conditions of the approvals.

                           As of December 31, 2005, retained earnings included approximately $126,400 in tax-exempt profits earned by the companies' "Approved Enterprises". If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently - 25%), and an income tax liability would be incurred of approximately $31,600 as of December 31, 2005.

                           The companies' boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the companies' "Approved Enterprises", as such retained earnings are essentially permanent in duration.

                           In Israel, income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 34% (see also Note 16(H)).

                           Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the above mentioned law and is taxed at the regular tax rate of 34%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 16 - TAXES ON INCOME (CONT.)

         B.       NON - ISRAELI SUBSIDIARIES

                  Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

         C.       INCOME BEFORE TAXES ON INCOME

                                                          YEAR ENDED DECEMBER 31,
                                                     -------------------------------
                                                       2005       2004         2003
                                                     -------     -------     -------
                  Income before taxes on income:
                     Domestic                        $27,391     $43,642     $38,423
                     Foreign                          23,125      16,985      11,090
                                                     -------     -------     -------
                                                     $50,516     $60,627     $49,513
                                                     =======     =======     =======

         D.       TAXES ON INCOME

                                                   YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                               2005         2004          2003
                                             --------     --------      --------
                  Taxes on income:
                  Current taxes:
                     Domestic                $  5,161     $  7,415      $ 12,346
                     Foreign                    4,506        7,651           718
                                             --------     --------      --------
                                                9,667       15,066      $ 13,064
                                             --------     --------      --------
                  Deferred income taxes:
                     Domestic                   4,029          709        (4,672)
                     Foreign                    2,639         (556)        2,942
                                             --------     --------      --------
                                                6,668          153        (1,730)
                                             --------     --------      --------
                                             $ 16,335     $ 15,219      $ 11,334
                                             ========     ========      ========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 16 - INCOME TAXES (CONT.)

         E.       DEFERRED INCOME TAXES

                  Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:

                                                                               DEFERRED (1)
                                                                           TAX ASSET (LIABILITY)
                                                                          ----------------------
                                                              TOTAL        CURRENT     NON-CURRENT
                                                            --------      --------      --------
                  As of December 31, 2005
                  Deferred tax assets:
                  Reserves and allowances                   $ 20,150      $ 15,520      $  4,630
                  Inventory                                    8,059         8,059             -
                  Intangible assets                              562           562             -
                  Net operating loss carryforwards            10,233           134        10,099
                                                            --------      --------      --------
                                                              39,004        24,275        14,729
                  Valuation allowance                        (18,774)       (5,567)      (13,207)
                                                            --------      --------      --------
                  Net deferred tax assets                     20,230        18,708         1,522
                                                            --------      --------      --------
                  Deferred tax liabilities:
                  Reserves and allowances                      1,480         3,295        (1,815)
                  Inventory                                   (5,435)       (5,435)            -
                  Property, plant and equipment              (15,842)            -       (15,842)
                  Intangible assets                          (16,330)            -       (16,330)
                                                            --------      --------      --------
                                                             (36,127)       (2,140)      (33,987)
                  Valuation allowance                          1,041             -         1,041
                                                            --------      --------      --------
                                                             (35,086)       (2,140)      (32,946)
                                                            --------      --------      --------
                  Net deferred tax assets (liabilities)     $(14,856)     $ 16,568      $(31,424)
                                                            ========      ========      ========
                  As of December 31, 2004
                  Deferred tax assets:
                  Reserves and allowances                   $ 12,797      $ 13,191      $   (394)
                  Inventory                                    5,376         5,376             -
                  Intangible assets                            2,639         2,639             -
                  Net operating loss carryforwards             5,395           149         5,246
                                                            --------      --------      --------
                                                              26,207        21,355         4,852
                  Valuation allowance                         (3,445)            -        (3,445)
                                                            --------      --------      --------
                  Net deferred tax assets                     22,762        21,355         1,407
                                                            --------      --------      --------
                  Deferred tax liabilities:
                  Property, plant and equipment              (12,999)            -       (12,999)
                  Intangible assets                          (12,924)            -       (12,924)
                                                            --------      --------      --------
                                                             (25,923)            -       (25,923)
                                                            --------      --------      --------
                  Net deferred tax assets (liabilities)     $ (3,161)     $ 21,355      $(24,516)
                                                            ========      ========      ========



                       (1)  The   current   tax  asset  is   included  in  other
                       receivables. Noncurrent tax liability is included as a long-term liability.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 16 - INCOME TAXES (CONT.)

         F. As of December 31, 2005, The Group's Israeli subsidiaries have estimated total available carryforward tax losses of approximately $30,100, and the Group's non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $7,400. These losses can be offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $1,700 in respect of which a valuation allowance has been recorded in the amount of approximately $8,600.

                  G. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group, and the actual tax expense as reported in the statements of operations, is as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        --------------------------------------
                                                                           2005          2004           2003
                                                                        --------       --------       --------
                  Income  before taxes as reported in the
                    consolidated statements of operations               $ 50,516       $ 60,627       $ 49,513
                  Statutory tax rate                                          34%            35%            36%
                                                                        ========       ========       ========
                  Theoretical tax expense                               $ 17,175       $ 21,219       $ 17,825
                  Tax benefit arising from reduced rate as an
                     "Approved Enterprise" and other tax
                     benefits                                             (4,515)        (7,196)        (8,391)
                  Tax adjustment in respect of different tax
                    rates for foreign subsidiaries                           654            496            279
                  Operating carryforward losses for which valuation
                     allowance was provided                                 (818)          (434)           126
                  Increase (decrease) in taxes resulting
                    from nondeductible expenses                            1,309          1,095            993
                  Difference in basis of measurement for financial
                     reporting and tax return purposes                     2,547           (210)           846
                  Taxes in respect of prior years                              -              -
                  Other differences, net                                     (17)           248           (344)
                                                                        --------       --------       --------
                  Actual tax expenses                                   $ 16,335       $ 15,219       $ 11,334
                                                                        ========       ========       ========
                  Effective tax rate                                        32.3%          25.1%          22.9%
                                                                        ========       ========       ========


         H.       AMENDMENT TO THE INCOME TAX ORDINANCE

                  On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No.
                  147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 -
                  27%, in 2009 - 26% and in 2010 and thereafter - 25%. The change in the future tax rates, did not have a material effect on the Company's financial position and results of operations in 2005.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 17 - COMMITMENTS  AND CONTINGENT LIABILITIES

         A.       ROYALTY COMMITMENTS

                  1. The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

                           In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

                           In some cases, the Government of Israel participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

                           The Company and certain of its subsidiaries may also be obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technologies.

                           Royalties expensed amounted to $4,849, $5,423 and $7,812 in 2005, 2004 and 2003, respectively.

                  2. In September 2001, the OCS issued "Regulations for the Encouragement of Research and Development in
                           Industry"   (rules  for  determining  the  level  and
                           payment of royalties) (the "regulations"). The regulations allow large R&D intensive companies to reach certain agreements with the OCS regarding determination of the amount and payment schedule of royalties, subject to certain conditions.

                           If the Company elects to adopt the regulations, it will have to record a significant one-time expense resulting from accruing a liability for an absolute amount of royalties.

                           In 2002, El-Op's Board of Directors approved an arrangement, proposed by the OCS, according to which El-Op pays commencing in 2002, an agreed amount of $10,632 in exchange for a release from all obligations to pay royalties in the future. As a result, El-Op recorded an expense for the agreed amount net of the accrual for royalties previously recorded by El-Op in the amount of $9,801. This expense is included cost of revenues.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 17 - COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

         B.       COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

                  In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies' obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2005 amounted to $682,000 to be performed over a period of up to 10 years. This amount is typically tied to a percentage (up to 100%) of the amount of a specific contract.

                  In the opinion of the Company's Management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis.

         C.       LEGAL CLAIMS

                  The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. Company's Management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Group.

                  For information on Elisra's insurance claim for damage, as a result of a fire in 2001, see Note 7.

         D.       LEASE COMMITMENTS

                  The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2005 as follows:

                             2006                          $     13,081
                             2007                                10,348
                             2008                                 8,607
                             2009                                 8,047
                             2010 and thereafter                 17,596
                                                           ------------
                                                           $     57,679
                                                           ============

                  Rent expenses for the years ended December 31, 2005, 2004 and 2003 amounted to $ 8,055, $6,842 and $9,177, respectively.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 17 - COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

         E.       PUT OPTION

                  Three founding employees (the "Founders"), who collectively hold approximately 32.3% of the outstanding shares of Kinetics Ltd. ("Kinetics"), a 51%-owned Israeli subsidiary, had a put option to jointly sell all of their shares in Kinetics to the Company. Two private investors holding in the aggregate approximately 16.7% of Kinetics' outstanding shares had "tag along" rights in the event the Founders exercise the put option.

                  The put option was exercisable from January 1, 2005 until December 31, 2005 at a price equal to the higher of the Founder's pro-rata share (corresponding to the Founder's shareholding percentage) of:

                  (1) The value of Kinetics as of the option exercise date as determined by a third party appraiser mutually acceptable to the Founders and to the Company. The appraiser was to value Kinetics as if Kinetics had distributed as dividends net profits accumulated up to the option exercise date; or

                  (2) $12,077, reduced by 3% per annum, or pro-rata part thereof, for the period beginning on July 1, 2003 and ending on the option exercise date.

                  The aforementioned option expired as of December 31, 2005.

         F.       GUARANTEES

                  1. As of December 31, 2005, guarantees in the amount of approximately $667,000 were issued by banks on behalf of Group companies in order to secure certain advances from customers and performance bonds.

                  2. The Company has provided, on a proportional basis to its ownership interest, guarantees for three of its investees in respect of credit lines granted to them from banks amounting to $13,300 (2004 - $12,000), of which $12,500 (2004 - $11,500) relates to a 50%-owned foreign investee. The guarantees will exist as long as the credit lines are in effect. The Company would be liable under the guarantee for any debt for which the investee would be in default under the terms of the credit line. The fair value of such guarantees as of December 31, 2005 is not material.

         G.       COVENANTS

                  In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2005, the Company and its subsidiaries except Elisra were in full compliance with all covenants.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 17 - COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

         G.       COVENANTS (Cont.)

                  As at December 31, 2005, Elisra did not comply with some of the above-mentioned financial covenants. Nonetheless, subsequent to the balance sheet date, a letter was received from one of the banks, waving its demand for repayment of the loan for a period of 15 months from the balance sheet date. In addition, a letter was also received from the other bank that retroactively updates the financial covenants as at December 31, 2005 (based on the actual ratios at that time) and also provides updated financial covenants for the coming years. The bank will examine these updated financial covenants on December 31, 2006, and in Management's estimation Elisra will comply with those covenants at that date. Accordingly, loans, in the amount of $10 million, are classified as long-term loans.

         H.       CONTRACTUAL OBLIGATIONS

                  Substantially all of the purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in a standard format proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company's applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company's right to terminate the purchase order or subcontract in the event of the vendor's or subcontractor's default, as well as the Company's right to terminate the order or subcontract for the Company's convenience (or if the Company's prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2005 and 2004 the purchase commitments were $661,000 and $345,000 respectively.

         I. In order to secure bank loans and bank guarantees in the amount of $8,600 as of December 31, 2005, certain Group companies recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

         J. A lien on the Group's Approved Enterprises has been registered in favor of the State of Israel (see Note 16(A)(3) above).

NOTE 18 - SHAREHOLDER'S EQUITY

         A.       SHARE CAPITAL

                  Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

NOTE 18 - SHAREHOLDER'S EQUITY (CONT.)

         B.       2000 EMPLOYEE STOCK OPTION PLAN

                  In 2000, the Company adopted an employee stock option plan for employees comprising options to purchase up to 2,500,000 ordinary shares. The exercise price approximates the market price of the shares at the grant date. The plan includes an additional 2,500,000 options to be issued as "phantom" share options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. Options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

                  Any options which are canceled or forfeited before expiration become available for future grants. As of December 31, 2005, 405,794 options of the Company were still available for future grants.

         C.       "PHANTOM" SHARE OPTIONS

                  Until January 1, 2004, the Company applied the provision of APB No. 25, under which the phantom share options were considered to be part a variable awards as defined in APB No. 25, and accordingly the compensation cost of the options was measured at the end of each reporting period and amortized by the accelerated method over the remaining vesting period. Starting January 1, 2004, the Company accounts for its stock based compensation awards under the fair value based method.

         D. A summary of the Company's share option activity under the plans is as follows:

                                             2005                           2004                            2003
                                 ----------------------------    ----------------------------     ---------------------------
                                                     WEIGHTED                       WEIGHTED                       WEIGHTED
                                                     AVERAGE                        AVERAGE                        AVERAGE
                                 NUMBER OF           EXERCISE      NUMBER OF        EXERCISE       NUMBER OF       EXERCISE
                                  OPTIONS             PRICE         OPTIONS         PRICE           OPTIONS         PRICE
                                -----------         ----------   ------------    ------------     -----------     -----------
Outstanding -
  beginning of  the year         2,130,257          $ 12.60       3,735,602      $     12.30       4,511,724       $ 12.26
  Granted                           22,000          $ 19.36         130,500            15.67          13,000         14.91
  Exercised                       (549,505)         $ 12.38      (1,666,774)           12.12        (757,947)        12.13
  Forfeited                             -               -           (69,071)           12.10         (31,175)        12.29
                                -----------         ----------   ------------    ------------     -----------     -----------
Outstanding -
  end of the year                1,602,752          $ 12.83       2,130,257      $     12.60       3,735,602       $ 12.30
                                ===========         ==========   ============    ============     ===========     ===========
Options exercisable at
   the end of the year           1,470,752          $ 12.47       1,950,903      $     12.36       2,547,196       $ 12.23
                                ===========         ==========   ============    ============     ===========     ===========


                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

NOTE 18 - SHAREHOLDER'S EQUITY (CONT.)

         E. The options outstanding as of December 31, 2005, have been separated into ranges of exercise prices, as follows:

                                                     OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                    -------------------------------------------------   -----------------------------
                                       NUMBER           WEIGHTED                                           WEIGHTED
                                     OUTSTANDING        AVERAGE          WEIGHTED          NUMBER          AVERAGE
                                        AS OF          REMAINING         AVERAGE        OUTSTANDING AS     EXERCISE
                                     DECEMBER 31,     CONTRACTUAL        EXERCISE         OF DECEMBER      PRICE PER
                   EXERCISE PRICE       2005          LIFE (YEARS)    PRICE PER SHARE      31, 2005          SHARE
                   --------------    ------------     ------------    ---------------   --------------    -----------
                   $12.18 - $19.36    1,602,752       $       1.34     $     12.83          1,470,752     $    12.47


                  Compensation expense (income) amounting to $172, $3,387 and $4,741 was recognized during the years ended December 31, 2005, 2004 and 2003, respectively. All the compensation expenses stet in the year 2003 were related to the phantom share options under the stock option plan. The expenses in 2004 were recorded based on SFAS No. 123 and SFAS No. 148 according to the modified prospective method. The expenses (income) were recorded as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005              2004              2003
                                                           ----------------- -------------------- ---------------
                  Cost of revenues                         $         96       $      1,863        $      2,608
                  R&D and marketing expenses                         34                677                 948
                  General and administration expenses                42                847               1,185
                                                           ------------       ------------        ------------
                                                           $        172       $      3,387        $      4,741
                                                           ============       ============        ============


         F. The weighted average exercise price and fair value of options granted during the years ended December 31, 2005, 2004 and 2003 were:

                                                                            LESS THAN MARKET PRICE
                                                           ------------------------------------------------------
                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005              2004              2003
                                                           ----------------- -------------------- ---------------
                  Weighted average   exercise price        $      19.36       $      15.67        $      14.91
                  Weighted average fair value on
                    grant date                             $       6.47       $       6.62        $       4.63

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

NOTE 18 - SHAREHOLDER'S EQUITY (CONT.)

         G.       Computation of basic and diluted net earnings per share:

                                 YEAR ENDED                            YEAR ENDED                              YEAR ENDED
                              DECEMBER 31, 2005                     DECEMBER 31, 2004                      DECEMBER 31, 2003
                   -------------------------------------- ------------------------------------- ------------------------------------
                                                           NET INCOME
                   NET INCOME TO   WEIGHTED                    TO         WEIGHTED             NET INCOME TO    WEIGHTED
                    SHAREHOLDERS   AVERAGED               SHAREHOLDERS    AVERAGED              SHAREHOLDERS    AVERAGED      PER
                    OF ORDINARY    NUMBER OF   PER SHARE  OF ORDINARY    NUMBER OF   PER SHARE  OF ORDINARY     NUMBER OF    SHARE
                       SHARES     SHARES (*)    AMOUNT       SHARES      SHARES (*)    AMOUNT       SHARES      SHARES (*)   AMOUNT
                   -----------------------------------------------------------------------------------------------------------------
Basic net earnings   $    32,487       40,750      $0.80    $   51,873       39,952       $1.30    $ 45,945       39,061      $1.18

Effect of dilutive
 securities:
Employee stock
options                       -           873                        -        1,089                       -        1,169
                     -----------                   -----    ----------       ------                --------       ------
Diluted net earnings $    32,487       41,623      $0.78    $   51,873       41,041       $1.26    $ 45,945       40,230      $1.14
                     ===========       ======      =====    ==========       ======       =====    ========       ======      =====

  * In thousands

         H.       TREASURY SHARES

                  The Company's shares held by the Company and its subsidiaries are presented at cost and deducted from shareholders' equity.

         I.       DIVIDEND POLICY

                  Dividends declared by the Company are paid subject to statutory limitations. The Company's board of directors has determined not to declare dividends out of tax exempt earnings.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 19 - MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

         The Group applies Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Group operates in one reportable segment (see
         Note 1 for a brief description of the Group's business).

         A. Revenues are attributed to geographic areas based on location of the end customers as follows:

                                                                            Year ended December 31,
                                                           ------------------------------------------------------
                                                                   2005            2004              2003
                                                           ------------------ ------------------- ---------------
                  Europe                                     $   104,239      $    124,130        $ 109,409
                  U.S.                                           397,479           348,509          332,323
                  Israel                                         315,376           241,601          255,742
                  Others                                         252,782           225,685          200,506
                                                           ------------------ ------------------- ---------------
                                                             $ 1,069,876      $    939,925        $ 897,980
                                                           ================== =================== ===============

B. Revenues are generated by the following product lines:

                                                                             YEAR ENDED DECEMBER 31,

                                                            -----------------------------------------------------
                                                                    2005           2004              2003
                                                            ----------------- ------------------- --------------
                  Airborne systems                            $   420,815     $    367,927        $ 373,580
                  Land vehicles systems                           117,358          199,224          199,800
                  Command, control, communications,
                  computers, intelligence, surveillance and
                  reconnaissance systems (C(4)ISR)                217,343          108,925          133,900
                  Electro-optical systems                         242,274          200,322          140,500
                  Others                                           72,086           63,527           50,200
                                                            ----------------- ------------------- --------------
                                                              $ 1,069,876     $    939,925        $ 897,980
                                                            ================= =================== ===============


         C. Revenues from single customers, which exceed 10% of total revenues in the reported years:

                                                                             YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005            2004              2003
                                                           ------------------ ------------------- ---------------
                  IMOD                                              26%               18%              21%
                  U.S. Government                                   10%               10%               *
                  *Less than 10%

         D.       Long-lived assets by geographic areas:

                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005            2004              2003
                                                           ------------------ ------------------- ---------------
                  Israel                                      $  322,521      $    237,887        $ 229,396
                  U.S.                                            87,998            84,701           81,261
                  Others                                          17,206            17,687           18,576
                                                           ------------------ ------------------- ---------------
                                                              $  427,725      $    340,275        $ 329,233
                                                           ================== =================== ===============

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 20 - RESEARCH AND DEVELOPMENT EXPENSES, NET

                                                                             YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------
                                                                   2005           2004             2003
                                                           ------------------ ------------------- -----------
                  Total expenses                            $      92,375       $    86,368    $     65,487
                  Less - participations                           (20,472)          (19,522)        (10,568)
                                                           ------------------ ---------------- --------------
                                                            $      71,903       $    66,846    $     54,919
                                                           ================== ===============  ==============

NOTE 21 - FINANCIAL EXPENSES, NET

                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005              2004              2003
                                                           ------------------ ---------------- ------------------
                  Expenses:
                  On long-term bank debt                    $      (6,359)      $     (1,544)  $     (2,215)
                  On short-term bank credit and loans              (3,433)            (2,309)        (2,182)
                  Others                                           (5,147)            (3,181)        (3,905)
                                                           ------------------ ---------------- ------------------
                                                                  (14,939)            (7,034)        (8,302)
                                                           ------------------ ---------------- ------------------
                  Income:
                  Interest on cash, cash equivalents
                    and bank deposits                              2,205                 628            309
                  Others                                               -               1,115          4,397
                                                           ------------------ ---------------- ------------------
                                                                   2,205               1,743          4,706
                                                           ------------------ ---------------- ------------------
                  Gain (loss) from exchange rate
                    differences                                    1,262                (561)        (1,274)
                                                           ------------------ ---------------- ------------------
                                                             $   (11,472)       $     (5,852)  $     (4,870)
                                                           ================= ================= ==================

NOTE 22 - RELATED PARTIES TRANSACTIONS AND BALANCES

                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                  2005             2004               2003
                                                           ------------------ ---------------- ------------------
              Income -
                Sales to affiliated companies (*)            $      63,007     $      56,346    $ 34,674
                Participation in expenses                    $       3,630     $       2,594    $  1,773

              Cost and expenses -
                Supplies and services from affiliated
                  companies (**)                             $      19,031     $      16,338    $ 21,606
                Participation in expenses                    $          91     $         627    $  1,751
                Financial expenses                                       -     $           3    $    23


                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                          2005            2004
                                                                  ---------------------------------
              Trade receivables and other receivables (*)              $  4,914     $     13,214
              Trade payables (**)                                      $  2,574     $      5,445

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 22 - RELATED PARTIES TRANSACTIONS AND BALANCES (CONT.)

         The purchases from our related parties are made at prices and on terms equivalent to those used in transacting business with unrelated parties under similar conditions. The sales to our related parties in respect with government defense contracts are made on the basis of costs incurred.

         (*) The significant sales include sales of helmet mounted cueing systems purchased from the Company by VSI.

         (**) Includes electro-optics components and sensors, purchased by the Company from SCD, and electro-optics products purchased by the Company from Opgal.

NOTE 23 - RECONCILIATION TO ISRAELI GAAP

         As described in Note 2, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between U.S. GAAP and generally accepted accounting principles in Israel ("Israeli GAAP") on the Company's financial statements are detailed below.

         A building purchased from Elbit Ltd.
         ------------------------------------

         According to Israeli GAAP, the Company charged to additional paid-in capital reserves the excess of the amount paid over net book value of a building acquired from Elbit Ltd in 1999. According to U.S. GAAP, the entire amount paid is considered as the cost of the building acquired.

         Proportional consolidation method
         ---------------------------------

         According to Israeli GAAP, a jointly controlled company should be included according to the proportional consolidation method. According to U.S. GAAP, the investment in such a company is recorded according to the equity method.

         Tax benefit in respect of options exercised
         -------------------------------------------

         According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to U.S. GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements are credited to additional paid-in capital.

         Goodwill
         --------

         Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill, should be amortized.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 23 - RECONCILIATION TO ISRAELI GAAP (CONT.)

         Investment in marketable securities - Tadiran
         ---------------------------------------------

         Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value, and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost

         1.       EFFECT ON NET INCOME AND EARNINGS PER SHARE

                                                                                    YEAR ENDED DECEMBER 31,
                                                                  --------------------------------------------------------
                                                                          2005               2004               2003
                                                                  ------------------ ------------------ ------------------
              Net income as reported according to
                    U.S. GAAP                                       $     32,487         $    51,873      $      45,945
              Adjustments to Israeli GAAP                                 (9,637)               (458)               595
                                                                  ------------------ ------------------ ------------------
                Net income according to Israeli GAAP                $     22,850         $    51,415      $      46,540
                                                                  ================== ================== ==================

         2.       EFFECT ON SHAREHOLDERS' EQUITY

                                                                                                          AS PER ISRAELI
                                                                    AS REPORTED          ADJUSTMENTS      GAAP
                                                                  ------------------ ------------------ ------------------
              AS OF DECEMBER 31, 2005
                Shareholders' equity                                $    450,777         $   (19,279)     $     431,498
                                                                  ================== ================== ==================
              AS OF DECEMBER 31, 2004
                Shareholders' equity                                $    432,184         $   (13,124)     $     419,060
                                                                  ================== ================== ==================


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                                       60